Exhibit 99.3
GERDAU AMERISTEEL CORPORATION
1801 Hopkins Street South
Whitby, Ontario
L1N 5T1

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
May 13, 2009

     NOTICE IS HEREBY GIVEN that the annual meeting of shareholders of Gerdau Ameristeel Corporation (“Gerdau Ameristeel” or the “Company”) will be held at St. Andrew’s Club and Conference Centre, 150 King Street West, 27th Floor, Toronto, Ontario on Wednesday, May 13, 2009, at 9:30 a.m., Toronto time, for the following purposes:
a)	to receive the consolidated financial statements of the Company and its subsidiary companies for the fiscal year ended December 31, 2008, together with the report of the auditors on the financial statements;

b)	to elect eleven directors for the ensuing year;

c)	to appoint an auditor for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor; and

d)	to transact such other business as may properly come before the meeting or any adjournment of the meeting.
DATED at Toronto, the 30th day of March, 2009.
By Order Of The Board Of Directors

Robert E. Lewis
Vice President, General Counsel and Corporate Secretary
     If you are unable to attend the meeting in person, you are requested to date, sign and return the enclosed form of proxy in the envelope provided for that purpose.
     The board of directors has, by resolution, fixed 5:00 p.m., Toronto time, on Monday, May 11, 2009 or such other time that is not less than 48 hours (excluding Saturdays and holidays) preceding the time of the meeting or any adjournments thereof as the time before which proxies to be used or acted upon at the meeting or any adjournments thereof must be deposited with, or if mailed must be received by CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario, M1S 0A1.

GERDAU AMERISTEEL CORPORATION
1801 Hopkins Street South
Whitby, Ontario
L1N 5T1

MANAGEMENT PROXY CIRCULAR
DATED MARCH 30, 2009
ABOUT THIS CIRCULAR AND RELATED PROXY MATERIALS
          This management proxy circular (the “Management Proxy Circular”) and proxy materials are being provided to you in connection with the annual meeting of shareholders of Gerdau Ameristeel Corporation (“Gerdau Ameristeel” or the “Company”) to be held on Wednesday, May 13, 2009 at 9:30 a.m. at St. Andrew’s Club and Conference Centre, 150 King Street West, 27th Floor, Toronto, Ontario. As a shareholder, you are invited to attend the meeting. If you are unable to attend, you may still vote.
          This Management Proxy Circular describes the items to be voted on at the meeting and the voting process, and provides information about executive compensation, corporate governance practices and other matters. The information contained in this Management Proxy Circular is given as at March 26, 2009, except where otherwise noted.
          Unless otherwise indicated, all amounts in this Management Proxy Circular are in U.S. dollars.
SOLICITATION OF PROXIES AND VOTING INSTRUCTIONS
          The information contained in this Management Proxy Circular is furnished in connection with the solicitation of proxies from registered owners of common shares (the “Common Shares”) of the Company (and of voting instructions in the case of non-registered owners of Common Shares) to be used at the annual meeting of shareholders of the Company, and at all adjournments of the meeting, for the purposes set forth in the accompanying notice of meeting. It is expected that the solicitation will be made primarily by mail, but proxies and voting instructions may also be solicited personally by employees of the Company. The solicitation of proxies and voting instructions by this Management Proxy Circular is being made by or on behalf of the management of the Company. The total cost of the solicitation of proxies will be borne by the Company.
REGISTERED OWNERS
          If you are a registered owner of Common Shares, you may vote in person at the meeting or you may appoint another person to represent you as proxy holder and vote your Common Shares at the meeting. If you wish to attend the meeting, do not complete or return the enclosed form of proxy because you will vote in person at the meeting. Please register with the transfer agent, CIBC Mellon Trust Company, when you arrive at the meeting.
Appointment of Proxies
          If you do not wish to attend the meeting, you should complete and return the enclosed form of proxy. The individuals named in the form of proxy are representatives of management of the Company and are directors and/or officers of the Company. You have the right to appoint someone else to represent you at the meeting. If you wish to appoint someone else to represent you at the meeting, insert that other person’s name in the blank space in the form of proxy. The person you appoint to represent you at the meeting need not be a shareholder of the Company.
          To be valid, proxies must be received by CIBC Mellon Trust Company at P.O. Box 721, Agincourt, Ontario, M1S 0A1 (if delivering by mail) or 320 Bay Street, Banking Hall Level, Toronto, Ontario, M5H 4A6 (if delivering by hand), or by facsimile at (416) 368-2502 or (866) 781-3111 by 5:00 p.m., Toronto time, on Monday, May 11, 2009 or such other time that is not less than 48 hours (excluding Saturday and holidays) before the time fixed for the meeting or any adjournment thereof.
Revocation
          If you have submitted a proxy and later wish to revoke it you can do so by:
•	completing and signing a form of proxy bearing a later date and depositing it with CIBC Mellon Trust Company as described above;

•	depositing a document that is signed by you (or by someone you have properly authorized to act on your behalf) (i) at the registered office of the Company, located at 1801 Hopkins Street South, Whitby, Ontario, L1N 5T1, Canada at any time up to the last business day preceding the day of the meeting, or any adjournment of the meeting, at which the proxy is to be used, or (ii) with the chair of the meeting before the meeting starts on the day of the meeting or any adjournment of the meeting;

•	electronically transmitting your revocation in a manner permitted by law, provided that the revocation is received (i) at the registered office of the Company at any time up to and including the last business day preceding the day of the meeting, or any adjournment of the meeting, at which the proxy is to be used, or (ii) by the chair of the meeting before the meeting starts on the day of the meeting or any adjournment of the meeting; or

•	following any other procedure that is permitted by law.
Voting of Proxies
          In connection with any ballot that may be called for, the management representatives designated in the enclosed form of proxy will vote or withhold from voting your Common Shares in accordance with the instructions you have indicated on the proxy and, if you specify a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. In the absence of any direction, your Common Shares will be voted FOR all of the matters referred to in items (a) and (b) in the accompanying form of proxy as indicated under the appropriate headings in this Management Proxy Circular.
          The management representatives designated in the enclosed form of proxy have discretionary authority with respect to amendments to or variations of matters identified in the notice of meeting and with respect to other matters that may properly come before the meeting. At the date of this Management Proxy Circular, management of the Company knows of no such amendments, variations or other matters. However, if any other matters should properly come before the meeting, the persons named in the enclosed form of proxy will vote on them in accordance with their best judgment.
NON-REGISTERED OWNERS
          If your Common Shares are registered in the name of a depository (such as CDS Clearing and Depository Services Inc.) or an intermediary (such as a bank, trust company, securities dealer or broker, or trustee or administrator of a self-administered RRSP, RRIF, RESP or similar plan), you are a non-registered owner.

          Only registered owners of Common Shares, or the persons they appoint as their proxies, are permitted to attend and vote at the meeting. If you are a non-registered owner, you are entitled to direct how the Common Shares beneficially owned by you are to be voted or you may obtain a form of legal proxy that will entitle you to attend and vote at the meeting.
          In accordance with Canadian securities law, the Company has distributed copies of the notice of meeting, this Management Proxy Circular and the 2008 annual report (collectively, the “meeting materials”) to the intermediaries for onward distribution to non-registered owners who have not waived their right to receive them. Typically, intermediaries will use a service company (such as Broadridge Investor Communications) to forward the meeting materials to non-registered owners.
          If you are a non-registered owner and have not waived your right to receive meeting materials, you will receive either a request for voting instructions or a form of proxy with your meeting materials. The purpose of these documents is to permit you to direct the voting of the shares you beneficially own. You should follow the procedures set out below, depending on which type of document you receive.
Request for Voting Instructions
If you do not wish to attend the meeting (or have another person attend and vote on your behalf), you should complete, sign and return the enclosed request for voting instructions in accordance with the directions provided. You may revoke your voting instructions at any time by written notice to your intermediary, except that the intermediary is not required to honor the revocation unless it is received at least seven days before the meeting.
If you wish to attend the meeting and vote in person (or have another person attend and vote on your behalf), you must complete, sign and return the enclosed request for voting instructions in accordance with the directions provided and a form of proxy will be sent to you giving you (or the other person) the right to attend and vote at the meeting. You (or the other person) must register with the transfer agent, CIBC Mellon Trust Company, when you arrive at the meeting.
or
Form of Proxy
The form of proxy has been signed by the intermediary (typically by a facsimile, stamped signature) and completed to indicate the number of Common Shares beneficially owned by you. Otherwise, the form of proxy is incomplete.
If you do not wish to attend the meeting, you should complete the form of proxy in accordance with the instructions set out in the section titled “Registered Owners” above.
If you wish to attend the meeting, you must strike out the names of the persons named in the proxy and insert your name in the blank space provided. To be valid, proxies must be received by CIBC Mellon Trust Company at P.O. Box 721, Agincourt, Ontario, M1S 0A1(if delivering by mail) or 320 Bay Street, Banking Hall Level, Toronto, Ontario, M5H 4A6 (if delivering by hand), or by facsimile at (416) 368-2502 or (866) 781-3111 by 5:00 p.m., Toronto time, on Monday, May 11, 2009 or such other time that is not less than 48 hours (excluding Saturdays and holidays) before the time fixed for the meeting or any adjournment thereof. You must register with the transfer agent, CIBC Mellon Trust Company, when you arrive at the meeting.
You should follow the instructions on the document that you have received and contact your intermediary promptly if you need assistance.

RECEIVING ANNUAL AND INTERIM FINANCIAL STATEMENTS AND MD&A
          The Company’s annual and interim financial statements and earnings releases are available on the Company’s website at www.gerdauameristeel.com. You will find information regarding distributions of our annual and interim financial statements below.
Receiving the Annual Financial Statements and MD&A
          The Company’s annual reports include the annual comparative consolidated financial statements and management’s discussion and analysis (“MD&A”).
•	If you are a registered owner of Common Shares, we are required to send you a copy of our annual report unless you mark the box on the enclosed form of proxy indicating that you no longer wish to receive it.

•	If you are a non-registered owner of Common Shares and hold your interests through an intermediary, you must mark the request box on the enclosed request for financial statements card in order to receive next year’s annual report. As long as you remain a non-registered owner of Common Shares, you will be required to renew your request to receive the annual report each year. You may also submit your request online as indicated on the enclosed request for financial statements card.
Receiving the Interim Financial Statements and MD&A
          The Company’s interim reports include the unaudited interim comparative consolidated financial statements and MD&A.
•	If you are a registered owner of Common Shares, you must mark the request box on the enclosed form of proxy in order to receive our interim reports.

•	If you are a non-registered owner of Common Shares and hold your interests through an intermediary, you must mark the request box on the enclosed request for financial statements card in order to receive our interim reports.
          As long as you remain a registered owner or non-registered owner of Common Shares, as the case may be, you will be required to renew your request to receive interim reports each year. You may also submit your request online as indicated on the enclosed request for financial statements card.
          The foregoing represents applicable annual and interim financial statement and MD&A distribution requirements as of the date of this Management Proxy Circular.
VOTING SHARES
          The share capital of the Company consists of an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series. On March 26, 2009, the Company had outstanding 433,050,161 Common Shares and no preferred shares. Each holder of Common Shares of record at the close of business on March 26, 2009, the record date established for notice of the meeting, will be entitled to vote on all matters proposed to come before the meeting on the basis of one vote for each Common Share held.

PRINCIPAL HOLDERS OF VOTING SECURITIES
          To the knowledge of the directors and officers of the Company, the only persons or companies who beneficially own, directly or indirectly, or exercise control or direction over, securities of the Company carrying more than 10% of the voting rights attached to any class of outstanding voting securities are as follows:
•	Gerdau S.A. indirectly owns a total of 287,375,350 of the issued and outstanding Common Shares or approximately 66.4%.
•	Metalúrgica Gerdau S.A. and its controlled companies hold 76.17% of the voting capital of Gerdau S.A.
•	The Gerdau Johannpeter family indirectly controls Metalúrgica Gerdau S.A., collectively holding 68.08% of the voting capital and 24.41% of the total capital of Metalúrgica Gerdau S.A.
•	The majority shareholder of Gerdau Ameristeel does not have different voting rights than other shareholders.
ELECTION OF DIRECTORS
          The board of directors of the Company (the “Board of Directors” or the “Board”) is elected annually and may consist of not fewer than the minimum and not more than the maximum number of directors as provided in the articles. The number of directors to be elected at the meeting is eleven. The management representatives designated in the enclosed form of proxy intend to vote FOR the election as directors of the proposed nominees whose names are set out below. All nominees are now directors and have been directors since the dates indicated below. Management does not contemplate that any of the proposed nominees will be unable to serve as a director but, if that should occur for any reason before the meeting, the management representatives designated in the enclosed form of proxy reserve the right to vote for another nominee at their discretion. Each director elected will hold office until the next annual meeting or until his successor is elected or appointed, unless his office is earlier vacated.
          The following table and the biographies that follow set forth information on the persons proposed to be nominated for election as directors, including whether they are independent of the Company. The Company has an Audit Committee, a Corporate Governance Committee and a Human Resources Committee. The members of these Committees are indicated below. The Audit Committee, the Corporate Governance Committee and the Human Resources Committee have each adopted a written charter. The charters are available on the Company’s website at www.gerdauameristeel.com.

Ownership
or Control
Name, Age and Province/State and	Major Positions with the Company and	Principal	Over Voting
Country of Residence	Significant Affiliates	Occupation	Securities
Phillip E. Casey(2), 66 Florida, United States	Director since 2002, President until June 2005 and Chief Executive Officer until January 2006. Chairman of the Company since June 2005 Independent	Chairman of the Company	3,334,887 Common Shares

Ownership
or Control
Name, Age and Province/State and	Major Positions with the Company and	Principal	Over Voting
Country of Residence	Significant Affiliates	Occupation	Securities
Joseph J. Heffernan(3), 62 Ontario, Canada	Director since 1996 Independent Member of:	Chairman, Clairvest Group Inc.	5,200 Common Shares
• the Corporate Governance Committee
• the Human Resources Committee (Chair)

Jorge Gerdau Johannpeter(1)(4), 72 Rio Grande do Sul, Brazil	Director since 2002, and Chairman of the Board of Directors of Gerdau S.A.	Chairman of the Board of Directors of Gerdau S.A.	287,811,018 Common Shares

Frederico C. Gerdau Johannpeter(1)(5), 66 Rio Grande do Sul, Brazil	Director since 2002, and Vice President of the Board of Directors of Gerdau S.A.	Director of Gerdau S.A.	288,384,582 Common Shares

André Gerdau Johannpeter(1)(6), 46 Rio Grande do Sul, Brazil	Director since 2002, and Chief Executive Officer of Gerdau S.A. since January 2007, and member of the Board of Directors of Gerdau S.A. since January 2008	Chief Executive Officer of Gerdau S.A.	287,451,350 Common Shares

Claudio Johannpeter(1)(7), 45 Rio Grande do Sul, Brazil	Director since 2007, and Chief Operating Officer of Gerdau S.A. since January 2007 and member of the Board of Directors of Gerdau S.A. since April 2008	Chief Operating Officer of Gerdau S.A.	287,392,950 Common Shares

J. Spencer Lanthier, 68 Ontario, Canada	Director since 2000 Independent Member of:	Corporate Director	10,043 Common Shares
• the Audit Committee (Chair)
• the Human Resources Committee

Mario Longhi(8), 54 Florida, United States	Director since 2007, President of the Company since June 2005, Vice President of Gerdau S.A. and a member of the Executive Committee of Gerdau S.A. since June 2005, and Chief Executive Officer of the Company since January 2006	President and Chief Executive Officer of the Company	690,535 Common Shares

Richard McCoy, 66 Ontario, Canada	Director since 2006 Independent Member of:	Corporate Director	None
• the Human Resources Committee

Rick J. Mills, 61 Tennessee, United States	Director since 2008 Independent Member of:	Corporate Director	None
• the Audit Committee

Ownership
or Control
Name, Age and Province/State and	Major Positions with the Company and	Principal	Over Voting
Country of Residence	Significant Affiliates	Occupation	Securities
Arthur Scace, 70 Ontario, Canada	Director since 2003 Independent Member of:	Corporate Director	10,000 Common Shares
• the Audit Committee
• the Corporate Governance Committee (Chair)

(1)	Gerdau S.A. indirectly owns 287,375,350 Common Shares. Metalúrgica Gerdau S.A. and its controlled companies hold 76.17% of the voting capital of Gerdau S.A. The Gerdau Johannpeter family indirectly controls Metalúrgica Gerdau S.A., collectively holding 68.08% of the voting capital and 24.41% of the total capital of Metalúrgica Gerdau S.A.

(2)	Mr. Casey owns 1,610,117 Common Shares directly and holds the remaining 1,724,770 Common Shares indirectly.

(3)	Mr. Heffernan owns 5,000 Common Shares directly and indirectly holds the remaining 200 Common Shares.

(4)	Mr. Jorge Gerdau Johannpeter beneficially owns 287,375,350 Common Shares held by Gerdau S.A. and holds 435,668 Common Shares directly.

(5)	Mr. Frederico C. Gerdau Johannpeter beneficially owns 287,375,350 Common Shares indirectly held by Gerdau S.A. and holds 1,009,232 Common Shares directly.

(6)	Mr. André Gerdau Johannpeter beneficially owns 287,375,350 Common Shares indirectly held by Gerdau S.A. and holds 76,000 Common Shares directly.

(7)	Mr. Claudio Johannpeter beneficially owns 287,375,350 Common Shares indirectly held by Gerdau S.A. and holds 17,600 Common Shares directly.

(8)	All of these Common Shares have been deposited in a trust pursuant to the terms of Mr. Longhi’s employment agreement. See “Material Terms and Conditions of Employment Agreements.”
     Phillip E. Casey served as President of Gerdau Ameristeel from October 2002 until June 2005, as Chief Executive Officer from October 2002 until January 2006 and as director since October 2002. He has been Chairman of Gerdau Ameristeel since June 2005. Previously, he was Chief Executive Officer and a director of Ameristeel Corporation starting in June 1994 and President of Ameristeel Corporation starting in September 1999. Mr. Casey was Chairman of the Board of Ameristeel from June 1994 until September 1999. Mr. Casey is also a director of Astec Industries, Inc.
     Joseph J. Heffernan1 has been a director of Gerdau Ameristeel since 1996. He was non-executive Vice-Chairman of Gerdau Ameristeel (when it was Co-Steel Inc.) from 1999 until October 2002. Mr. Heffernan is a director of Clairvest Group Inc. and serves as that company’s Chairman.
     Jorge Gerdau Johannpeter has been working for the Gerdau group since 1954. Mr. Jorge Johannpeter became an executive officer of Gerdau S.A. in 1971. He has served as Chairman of the Board of Directors of Gerdau S.A. since 1983 and he served as President of Gerdau S.A. from 1983 through 2006. He also served as President of Gerdau S.A.’s Executive Committee from 2002 through 2006. Mr. Johannpeter served as Chairman of Gerdau Ameristeel from October 2002 until June 2005. He holds a degree in Law from the Federal University of Rio Grande do Sul, Brazil. Mr. Johannpeter is also a director of Petrobras S.A., Metalurgica Gerdau S.A., Indac-Indústria, Adminstração e Comércio S.A., and Seiva S.A. — Florestas e Indústrias.
     Frederico C. Gerdau Johannpeter has worked for the Gerdau group since 1961 and has been a director of Gerdau Ameristeel since 2002. Mr. Johannpeter became an executive officer of Gerdau S.A. in 1971 and has been a director of Gerdau S.A. since 1973. He served as Senior Vice President of Gerdau S.A.’s Executive Committee from 2002 through 2006. He holds a degree in Business Administration from the Federal University of Rio Grande do Sul, Brazil and a Masters degree in Business, Finance, Costs and Investments from the University of Cologne, Germany. Mr. Johannpeter is also a director of Metalurgica Gerdau S.A., Indac-Indústria, Adminstração e Comércio S.A., and Seiva S.A. — Florestas e Indústrias.

[1]	Prior to July 18, 2008, Mr. Heffernan was a director of Integral Orthopedics Inc. (“Integral”). In response to a proceeding instituted by a creditor of Integral in July 2008, an interim receiver was appointed. The court-appointed interim receiver brought a motion seeking approval of the sale of Integral’s assets and, on September 11, 2008, such order was made by the Ontario Superior Court of Justice.

     André Gerdau Johannpeter has been a director of Gerdau Ameristeel since 2002 and served as Chief Operating Officer of Gerdau Ameristeel from August 2004 until March 2006 when he was named Executive Vice President of Gerdau S.A. He became Chief Executive Officer and President of Gerdau S.A.’s Executive Committee in January 2007 and a member of the Board of Directors of Gerdau S.A. in January 2008. He has been working for the Gerdau companies since 1980. Mr. Johannpeter originally became an Executive Officer of Gerdau S.A. in 1989. In 1998, Mr. Johannpeter was appointed Director of Information Systems of Gerdau S.A. and in 1999, he became Director of New Business Development of Gerdau S.A. In 2002, he was appointed Vice President, North American Operations of Gerdau S.A. Mr. Johannpeter became a director and was appointed Vice-President, Chief Operating Officer of Gerdau Ameristeel, Canadian Operations in October 2002 and was appointed Vice President, Business Development of Gerdau Ameristeel in November 2003. He received a degree in Business Management from the Catholic Pontiff University of Rio Grande do Sul, Brazil. Mr. Johannpeter is also a director of Metalurgica Gerdau S.A. and Acos Villares S.A.
     Claudio Johannpeter has been a director of Gerdau Ameristeel since 2007 and has worked for the Gerdau group since 1982. From 1992 to 2000, he was in charge of Gerdau Piratini Specialty Steels and from 2000 to 2002, he served as the Executive Director of the Gerdau S.A. Industrial Units in Brazil. From 2002 through 2006, he served as an Executive Vice President of Gerdau S.A. and oversaw the group’s Specialty Steel and Acominas operations. He has served as a member of the Board of Directors of Corporación Sidenor in Spain since January 2006, as Chief Operating Officer of Gerdau S.A. since January 2007 and became a member of the Board of Directors of Gerdau S.A. in April 2008. He holds a degree in Metallurgy Engineering from the Federal University of Rio Grande do Sul. Mr. Johannpeter is also a director of Metalurgica Gerdau S.A. and Acos Villares S.A.
     J. Spencer Lanthier has been a director of Gerdau Ameristeel since 2000. Mr. Lanthier is also a director of the following Canadian public companies: Biovail Corporation, RONA Inc., Torstar Corporation, TSX Group Inc. and Zarlink Semiconductor Inc. Mr. Lanthier is a retired partner of KPMG Canada and acted as Chairman and Chief Executive of KPMG Canada from 1993 until his retirement in 1999.
     Mario Longhi was appointed as President of Gerdau Ameristeel in June 2005 and as Chief Executive Officer of Gerdau Ameristeel in January 2006, replacing Mr. Casey and has been a director of Gerdau Ameristeel since 2007. Mr. Longhi has also been a Vice President of Gerdau S.A. and a member of the Executive Committee of Gerdau S.A. since June 2005. Mr. Longhi joined Gerdau Ameristeel as President following a 23-year international career with the executive team of Alcoa Inc. Prior to his appointment at Gerdau Ameristeel, Mr. Longhi held various positions with Alcoa and served most recently as Executive Vice President, President of the Extrusions and End Products Group. Mr. Longhi received Bachelor and Masters degrees in Metallurgical Engineering from the University of Technology Maua, Brazil.
     Richard McCoy has been a director of Gerdau Ameristeel since 2006. He was in the investment banking business for over 35 years. Prior to retiring in October 2003, Mr. McCoy was Vice Chairman, Investment Banking at TD Securities Inc. Prior to joining TD Securities Inc. in May 1997, Mr. McCoy was Deputy Chairman of CIBC Wood Gundy Securities. Mr. McCoy serves as a director and/or trustee of the following Canadian public entities: Aberdeen Asia-Pacific Income Investment Company Ltd., Ace Aviation Holdings Inc., Jazz Air Income Fund, MDS Inc., Pizza Pizza Royalty Income Fund and Uranium Participation Corporation. Mr. McCoy holds a Masters of Business Administration from Richard Ivey School of Business Administration, University of Western Ontario.
     Rick J. Mills has been a director of the Company since 2008. Mr. Mills joined Cummins, Inc., the world’s leader in the manufacture of large diesel engines, in 1970 and served in various senior executive positions, most recently as a Corporate Vice President from 1996 until his retirement in May of 2008. He also serves on the Boards of Directors of Rohm and Haas Company and Flowserve, Inc.
     Arthur Scace has been a director of Gerdau Ameristeel since 2003. Mr. Scace previously acted as counsel to McCarthy Tétrault LLP, a Canadian law firm, and is the former national chairman and managing partner of the firm. He is also a director and/or trustee of the following Canadian public entities: Garbell Holdings Limited, Sceptre Investment Counsel Limited and WestJet Airlines Ltd. He is also a director of certain management companies of the Brompton Group. Mr. Scace is a Rhodes Scholar with degrees from the University of Toronto, Harvard University and Oxford University.

          Messrs. Jorge and Frederico Johannpeter are brothers. André Gerdau Johannpeter is the son of Jorge Johannpeter. André Gerdau Johannpeter and Claudio Gerdau Johannpeter are first cousins. None of the other directors are related to one another.
          The Board of Directors is always open to the consideration of qualified individuals who could become future members of the board. Whenever an appropriate candidate is presented to the Board, the Board will consider modifying its composition accordingly in order to serve the best interests of the Company.
          Three of the directors nominated are members or former members of the Company’s management and five directors nominated are members or former members of the management of the Company’s majority shareholder. The Corporate Governance Committee has approved the slate of directors being nominated for election, which consists of a majority of independent directors within the meaning of applicable laws.
COMPOSITION OF THE HUMAN RESOURCES COMMITTEE
          The following individuals served as the members of the Human Resources Committee of the Board of Directors (the “Human Resources Committee”) during the fiscal year ended December 31, 2008:
          Mr. Joseph J. Heffernan (Chair)
          Mr. Richard McCoy
          Mr. J. Spencer Lanthier
          None of the members of the Human Resources Committee is an officer, employee or former officer or employee of the Company or any of its affiliates or is eligible to participate in the Company’s executive compensation program.
COMPENSATION DISCUSSION AND ANALYSIS
          This Compensation Discussion and Analysis outlines Gerdau Ameristeel’s executive compensation philosophy and objectives. It explains how the Human Resources Committee of the Board of Directors makes executive compensation decisions, the data used in making those decisions, and the rationale behind the decisions that are made.
Oversight of the Compensation Program
          The Company’s executive compensation program is overseen by the Human Resources Committee. The Human Resources Committee is responsible for reviewing, determining and recommending to the Board for final approval the annual salary, bonus, and other compensation levels of the executive officers of the Company, as well as for setting performance goals associated with the Company’s incentive plans. The Human Resources Committee also reviews and approves all grants and awards under the Company’s incentive plans, including all equity-based plans. In addition, the Human Resources Committee is also charged with reviewing management recommendations with regard to new hires, transfers and promotions, and overseeing pension and benefits arrangements for all employees. The charter of the Human Resources Committee is available on the Company’s website at www.gerdauameristeel.com. The Human Resources Committee met five times during 2008.
Compensation Objectives
          The Company’s executive compensation program has two primary objectives. The first is to attract and retain qualified executive talent through a competitive salary, incentive, equity and benefits rewards program. The Committee believes that high performing executive talent can provide a competitive advantage to the Company in the operation of its business and can significantly impact the returns that the Company provides to its shareholders. The second objective of the program is to align the executives’ short and long-term incentive rewards with the interests of the Company’s shareholders through a “pay for performance” philosophy. The Committee believes that by basing a significant percentage of total compensation on targeted financial measures that are likely to impact the Company’s stock price, the Company will motivate its executives to perform in a manner that will ultimately create shareholder value.
Compensation Elements and Determination Process
          Direct compensation for executive officers of the Company consists of the following elements: a fixed base salary, annual incentives, long-term incentives and post-retirement benefits, each of which is described in more detail below. In reviewing and determining executive compensation, the Human Resources Committee examines each element individually as well as all of the elements as a whole.
          Management submits recommendations to the Human Resources Committee about base salaries and annual and long-term incentive targets for the Named Executive Officers (the “NEOs”), as defined below, and other management employees other than the President and Chief Executive Officer. Compensation levels for the President and Chief Executive Officer are determined solely by the Human Resources Committee. In making its determination, the Human Resources Committee considers input from the Chairman of the Board and Gerdau S.A., the Company’s majority shareholder. As an aid to its assessment, the Human Resources Committee uses third-party competitive data and advice from independent compensation consultants.
          In early 2008, the Human Resources Committee reviewed data from four outside compensation firms (Hay Group, Mercer, Towers Perrin and Watson Wyatt) on compensation paid to executives in industrial and other companies in order to evaluate the competitiveness of the Company’s executive compensation programs. In assessing the competitiveness of the Company’s executive compensation programs, the Human Resource Committee generally considered the Company’s programs in relation to the 50th percentile of base and annual incentive compensation paid by these other companies for plan-level performance. Based on this information, the Human Resources Committee decided that, in order to remain competitive, certain executives’ (including certain of the NEOs) compensation needed to be adjusted. Accordingly, certain of the NEOs received higher than normal merit increases as part of the annual compensation review cycle. The Human Resources Committee also requested that the Hay Group perform a more comprehensive study of total executive compensation for its consideration. As part of this study, the Hay Group reviewed the internal equity of job evaluations/levels between the Company and Gerdau S.A. In addition to reviewing the compensation data that the Human Resources Committee reviewed earlier in the year, the Hay Group also analyzed compensation data from 18 peer companies and data from two other major U.S. steel producers, Nucor Corporation and U.S. Steel. The peer companies selected by the Hay Group include steel and metals companies and a broad base of manufacturing and other industrial companies with annual revenues between $2 to $10 billion. These peer companies were Commercial Metals Company, Crown Holdings Inc., Owens-Illinois Inc., Ball Corp., Eastman Chemical Co., Smurfit-Stone Container Corp., AK Steel Holding Corp., Reliance Steel & Aluminum Company, Temple-Inland Inc., Allegheny Technologies Inc., Timken Company, Steel Dynamics Inc., Ipsco Inc., General Cable Corp., Superior Essex Inc., Worthington Industries, Schnitzer Steel Industries and Mueller Industries. As a result of this study, the Human Resources Committee approved additional merit increases and/or incentive target increases for certain of the NEOs in July 2008.
Base Salaries
          The Company pays base salaries to provide NEOs with fixed compensation that reflects the market value and the skills and experience of the NEOs. Base salaries are generally determined with reference to the responsibilities of the position, the experience of the incumbent and the competitive marketplace for executive talent. External competitiveness of each executive officer is measured by reviewing compensation levels for positions with comparable responsibilities across a broad-based group of industrial companies as described in more detail above. This reference data is representative of the marketplace for senior executive talent of each position under consideration. Base salaries are targeted, over time, to be competitive with those of this comparator group. Salary levels are reviewed annually and adjustments may be made, if warranted, after evaluation of executive officer and Company performance, salary increase trends in the marketplace, current salary competitive positioning and any increase in responsibilities assumed by the executive officer.

          Prior to 2008, in addition to receiving a salary from the Company, Mr. Longhi received an annual salary and annual incentive bonus from Gerdau S.A. In January 2008 this arrangement was revised so that Gerdau S.A. no longer pays any part of Mr. Longhi’s salary or annual incentive pay. As a result of this change and the market studies described above, Mr. Longhi’s annual base salary was increased to $1,165,000 in 2008. Also based on the results of the studies described above, the other NEOs annual base salaries were set as follows for 2008: Terry A. Sutter — $654,500, Barbara R. Smith — $395,000, Michael P. Mueller — $366,135, and Robert E. Lewis — $365,000.
          In January 2009, due to economic conditions affecting the Company’s business, the Company instituted a freeze on base salary increases, including on the base salaries of the NEOs. The Human Resources Committee intends to continue to monitor economic conditions to determine whether base salary increases will be made in 2009.
Annual Incentives — Strategic Value Added Plan
          The Human Resources Committee believes that the annual incentive compensation levels of executive officers should be tied in significant part to the performance of the Company. The Company’s short-term incentive plan, called the Strategic Value Added Plan (“SVA Plan”), provides for annual cash awards on the achievement of certain performance targets. The SVA Plan is designed to reward executives for overall company return on capital employed (“ROCE”) results versus target results established at the beginning of the year by the Human Resources Committee. For 2008, the Human Resources Committee set the ROCE target result at 8.2% (excluding returns from the Company’s 50% owned joint ventures) (the “SVA ROCE Target”). The SVA Plan is also designed to reward executives for the achievement of personal goals established at the beginning of the year. Each participant in the SVA Plan has a target award expressed as a percentage of their annual base pay. In 2008, the Human Resources Committee set the following percentages of base pay as target awards under the SVA Plan (the “SVA Plan Target Award”) for the NEOs:

SVA Plan Target Award as
Name	Percentage of Base Pay
Mario Longhi	100%
Terry A. Sutter	75%
Barbara R. Smith	70%
Robert E. Lewis	65%
Michael P. Mueller	65%
          For 2008, awards under the SVA Plan were allocated as follows: 60% of the awards were based on ROCE results (the “ROCE Award”) and 40% of the awards were based on personal goals (the “Personal Performance Award”). Based on this allocation, the target ROCE Award (the “ROCE Target Award”) is equivalent to 60% of a NEO’s SVA Plan Target Award, and the target Personal Performance Award is equivalent to 40% of a NEO’s SVA Plan Target Award (as set out above).
          For the ROCE component of the SVA Plan, the table below shows how the ROCE Award (expressed as a percentage of the ROCE Target Award) corresponds with the ROCE results achieved by the Company (expressed as a percentage of target ROCE):

	Threshold	Target	Maximum

Actual ROCE as a percentage of SVA ROCE Target for 2008	87.8%	100%	112.2%
ROCE Award as a percentage of ROCE Target Award	0%	100%	200%
          Awards for performance between the threshold and maximum levels are calculated on a straight-line basis.
          For the personal performance component of the SVA Plan, awards are based on personal performance goals. The Human Resources Committee believes that it is important to reward SVA Plan participants for the achievement of certain goals and objectives that are based on the specific roles and responsibilities of each participant, including, for example, employee development and retention, safety results and the achievement of certain operating objectives. Each NEO, other than the President and Chief Executive Officer, sets their personal performance goals at the beginning of each year, which are then reviewed and approved by the President and Chief Executive Officer. The personal performance goals of the President and Chief Executive Officer are determined with the participation of the Company’s majority shareholder, Gerdau S.A., and are approved by the Human Resources Committee. The Personal Performance Award is divided into two categories: (i) 70% is based on personal performance goals and measures, and (ii) 30% is based on the individual’s personal development plan which includes goals for the individual’s personal development and their team and/or successors. For 2009, 90% will be based on personal performance goals and 10% will be based upon the individual’s personal development plan. After each fiscal year, management (and, with respect to the President and Chief Executive Officer, Gerdau S.A.) assesses each SVA Plan participant’s achievement of these personal performance goals, and the Human Resources Committee reviews and approves the Personal Performance Award awards.
          In February 2009 the Human Resources Committee met to consider the awards for 2008 and to make a final determination of the payouts. The Human Resources Committee assessed the Company’s performance in 2008, as well as the achievement of personal performance goals as described above. The Human Resources Committee noted that based on a combination of factors, including the overall economic conditions and the decline in the Company’s market capitalization, the Company was required by U.S. GAAP to record a non-cash goodwill impairment charge in the fourth quarter. However, despite the difficult economic conditions in the fourth quarter of 2008, the Company achieved record EBITDA in 2008 and, excluding the goodwill impairment charge, exceeded the SVA ROCE Target. In determining the ROCE component of the SVA award, the Human Resources Committee took into account the Company’s solid performance despite these difficult market conditions and decided to not consider the goodwill impairment charge taken in the fourth quarter due to the non-cash nature of the charge and because the charge was not reflective of the Company’s operating performance in 2008.
Long-Term Incentives — Long-Term Incentive Plan
          The 2005 Long-Term Incentive Plan (the “LTIP”) is designed to reward the Company’s executives and senior managers with awards which are established by the Human Resources Committee as a percentage of the participant’s salary, the payment of which is based on the achievement of ROCE targets. For 2008, the Human Resources Committee set the ROCE target result at 9% (including returns from the Company’s 50% owned joint ventures) (the “LTIP ROCE Target”). LTIP awards are designed to align the interests of NEOs and shareholders and to tie a significant portion of NEO compensation to the long-term performance of the Company. All of the NEOs, other than Mr. Longhi, participate in the LTIP. Mr. Longhi’s long-term incentive arrangements are discussed below, under “Material Terms and Conditions of Employment Agreements.”
          Each participant in the LTIP has a target award that is expressed as a percentage of their annual base pay. In 2008, the Human Resources Committee set the following percentages of base pay as target awards under the LTIP (the “LTIP Target Award”) for the NEOs:

LTIP Target Award as
Name	Percentage of Base Pay
Terry A. Sutter	100%
Barbara R. Smith	60%
Robert E. Lewis	60%
Michael P. Mueller	60%
          The table below shows how the LTIP award (expressed as a percentage of the LTIP Target Award) corresponds with the ROCE results achieved by the Company (expressed as a percentage of target ROCE):

	Threshold	Target	Maximum

Actual ROCE as a percentage of LTIP ROCE Target	88.9%	100%	111.1%
LTIP award as a percentage of LTIP Target Award	0%	100%	150%
          Awards for performance between the threshold and target levels, and the target and maximum levels are calculated on a straight-line basis.
          Those employees of the Company who are determined by the Human Resources Committee and who are a select group of management or highly compensated employees are eligible to participate in the LTIP from time to time. Awards which have been earned are awarded after the end of the year in the form of cash, stock appreciation rights and/or options. Awards to the NEOs with respect to 2008 were made 50% in cash and 50% in stock options. As described above, in determining the final awards under the LTIP for 2008, the Human Resources Committee took into account the Company’s solid performance, despite difficult market conditions, and decided to not consider the goodwill impairment charge taken in the fourth quarter due to the non-cash nature of the charge.
          The portion of any bonus which is payable in cash is to be awarded in the form of phantom Common Shares which track the value of the Company’s Common Shares. The number of phantom Common Shares awarded to a participant is determined by dividing the cash bonus amount by the fair market value of a Common Share at the date the award of phantom Common Shares is made. Fair market value is determined based on the closing price of the Common Shares on the NYSE on the date of grant. Phantom Common Shares vest as to 25% each year following each of the first four anniversaries of the date of the award. Phantom Common Shares will be paid out following vesting on the basis of a cash payment equal to the number of vested phantom Common Shares multiplied by the fair market value of a Common Share determined as at the payment date.
          Any dividends paid on the Common Shares from time to time will be paid on phantom Common Shares (whether vested or unvested) in the form of additional phantom Common Shares. These additional payments of phantom Common Shares will be made on the date of the payment of the dividend by dividing (i) the amount of the dividends that would have been received by the participant on the number of phantom Common Shares held if such phantom Common Shares had been Common Shares by (ii) the fair market value of a Common Share at the date the dividend is paid. The additional phantom Common Shares will vest and be paid out at the same dates as the phantom Common Shares to which the dividends relate.
          On termination of employment because of death or disability or following a change of control, phantom Common Shares fully vest. On retirement, a pro-rata portion of phantom Common Shares vest and unvested phantom Common Shares are forfeited. On any other termination of employment or resignation, unless otherwise approved by the Human Resources Committee, unvested phantom Common Shares are forfeited. Phantom Common Shares are not transferable except by will or the laws of succession.

          The portion of any bonus which is not payable in cash is payable in stock appreciation rights and/or options. The number of stock appreciation rights and/or options awarded to a participant is determined by dividing the non-cash amount of the bonus by the value of an option to purchase one Common Share at the date the award of the options is made, where the value of the option is determined by the Human Resources Committee based on a Black Scholes or other comparable method for determining option value. The exercise price of the stock appreciation right and/or option will be the fair market value of a Common Share on the date of the award. Fair market value is determined based on the closing price of the Common Shares on the NYSE on the date of grant. Stock appreciation rights and/or options vest as to 25% each year following each of the first four anniversaries of the date of the award. Stock appreciation rights and/or options may be exercised following vesting. Stock appreciation rights and/or options have a maximum term of 10 years. The term of stock appreciation rights and/or options will be extended automatically for 10 days following the end of a blackout period if such stock appreciation rights and/or options would otherwise have expired during a blackout period. On exercise of an option, the participant will pay the exercise price to the Company and the Company will issue a Common Share to the participant. On the exercise of a stock appreciation right, the Company will pay to the participant the fair market value of a Common Share, less the exercise price and applicable taxes. Fair market value is determined based on the price of the Common Shares on the date and time of exercise.
          The maximum number of Common Shares issuable pursuant to options under the LTIP is 6,000,000, representing approximately 1.38% of the Company’s currently outstanding capital as of March 5, 2009. There were 2,861,569 Common Shares issuable under options granted under the LTIP as of March 5, 2009, representing less than 1% of the Company’s currently outstanding capital.
          Subject to the overall limit on the number of Common Shares issuable under the LTIP, the maximum number of Common Shares available for issuance under the LTIP to insiders of the Company, or to any one participant, is 2% of the Company’s outstanding Common Shares.
          On termination of employment because of death or disability or following a change of control, stock appreciation rights and/or options fully vest. On retirement, a pro-rata portion of stock appreciation rights and/or options vest and unvested stock appreciation rights and/or options are forfeited. On any other termination of employment or resignation unvested stock appreciation rights and/or options are forfeited. Stock appreciation rights and/or options are not transferable except by will or the laws of succession.
          On a change of control of the Company, all unvested awards under the LTIP vest immediately.
          The Human Resources Committee may, without shareholder approval, make amendments to the LTIP, except:
(i)	amendments to the number of Common Shares issuable pursuant to the LTIP, including an increase to a fixed maximum number of Common Shares or a change from a fixed number of Common Shares to a fixed maximum percentage;

(ii)	amendments reducing the exercise price or purchase price of an option (other than certain equitable adjustments);

(iii)	amendments to termination provisions providing an extension beyond the original expiry date, or a date beyond a permitted automatic extension in the case of an option expiring during a blackout period;

(iv)	amendments that increase the period after a blackout period during which an award may be exercised;

(v)	amendments expanding the categories of participants that has the potential of increasing insider participation;

(vi)	amendments extending the term of an award held by an insider beyond a permitted automatic extension in the case of a blackout period; and

(vii)	amendments requiring shareholder approval under applicable law.
Post-Retirement Benefits
          The post-retirement benefits provided by the Company are designed to provide a reasonable level of retirement income to executives and to reward them for continued service with the Company. The NEOs are eligible to participate in the Gerdau Ameristeel US Retirement Plan (the “Retirement Plan”), a tax-qualified, non-contributory defined benefit plan and the Gerdau Ameristeel US Savings Plan (the “Savings Plan”), a tax-qualified defined contribution plan. The Retirement Plan and Savings Plan are discussed below, under “Pension Plan Benefits.” In addition, Mr. Longhi has a SERP pursuant to which he is entitled to certain supplement pension payments, which are discussed below, under “Material Terms and Conditions of Employment Agreements.”
Supplementary Incentive Program — Stock Appreciation Rights Plan
          The Company’s supplementary incentive program, the 2006 Stock Appreciation Rights Plan (the “SARS Plan”), is not part of the NEOs’ direct compensation. Rather, grants are made under the SARS Plan from time to time as part of employee hiring and retention processes. Grants are used to attract, retain and motivate participating employees of the Company and its affiliated entities through awards of stock appreciation rights, the value of which will be based on the value of Common Shares. Stock appreciation rights are awarded under the SARS Plan in the form of a stock appreciation right certificate, exercisable or payable at such time, and upon the occurrence of such events, as the Human Resources Committee shall specify in such certificate. Stock appreciation rights may only be granted for whole Common Shares, and the base price of a stock appreciation right may not at any time be less than the fair market value of Common Shares on the date of the grant. Upon exercise, the Company will pay stock appreciation right recipients an amount equal to the amount by which the fair market value of one Common Share on the date of exercise exceeds the fair market value of one share on the date of grant, multiplied by the number of Common Shares covered by the stock appreciation right, or portion thereof, surrendered in connection with the exercise of the stock appreciation right. In 2008, 39,374 stock appreciation rights were granted under the SARS Plan, none of which were granted to the NEOs. As of March 5, 2009, there were 239,734 stock appreciation rights outstanding under the SARS Plan. Terry A. Sutter received a grant of 200,000 SARs in connection with his employment by the Company in 2007 and Mr. Sutter is the only NEO to have received a grant under the SARs Plan.
          Any person, including an officer but not a person who is solely a director, employed by the Company or any of its Affiliates (as defined in the SARS Plan) may participate in the SARS Plan. The employees of the Company who are designated by the Human Resources Committee are eligible to participate in the SARS Plan from time to time. There are no restrictions on the number of stock appreciation rights that may be granted to any one participant under the SARS Plan.
          Stock appreciation rights vest at the rate of 25% per year, commencing on the anniversary of the date of the grant. The term of stock appreciation rights will be determined by the Human Resources Committee at the time of the grant, provided that all stock appreciation rights expire 10 years after the date of the grant. On termination of employment because of death or disability, or in the event of a change of control while a participant is still employed by the Company or any affiliate, stock appreciation rights fully vest. On retirement, a pro-rata portion of stock appreciation rights vest. In all other cases of termination of employment, a participant may exercise stock appreciation rights at any time within 90 days after such termination to the extent such participant’s right to exercise stock appreciation rights was vested at the date of termination and had not previously been exercised. The 90-day exercise period will be increased to one year if termination is due to death or disability, or if the participant dies during the 90-day exercise period. The 90-day exercise period will be increased to five years if termination is due to retirement. Stock appreciation rights are not transferable except by will or the laws of succession.
COMPENSATION OF EXECUTIVE OFFICERS
          The tables below present information about compensation of the NEOs. The NEOs are (i) the Company’s Chief Executive Officer during 2008, (ii) the Company’s Chief Financial Officer during 2008, and (iii) the three other most highly compensated executive officers of the Company whose salary and bonus earned during the financial year ended December 31, 2008 exceeded Cdn$150,000 (determined in accordance with applicable rules). Tables have been omitted where no compensation was earned by, awarded or paid to any of the NEOs.
SUMMARY COMPENSATION TABLE
          The table below details compensation information for the financial year ended December 31, 2008, for the NEOs. Compensation information for previous years is provided in the Company’s previously filed management proxy circulars, available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml. The information includes: salary earned, incentive bonuses earned and all other compensation not reported elsewhere.

					Non-equity incentive
					plan compensation
					($)
				Option-	Annual	Long-term	Pension	All other	Total
Name and principal		Salary	Share-based	based	incentive	incentive	Value	compensation	compensation
position	Year	($)	awards(6)	awards(6)	plans(7)	plans	($)(8)	($)(9)	($)(10)
Mario Longhi (1) President and Chief Executive Officer	2008	$1,148,826	$1,310,305	—	$2,041,080	—	$1,054,714	$4,518	$5,559,443
Barbara R. Smith(2) Vice President, Finance, Chief Financial Officer and Assistant Secretary	2008	$348,333	$177,750	$177,750	$509,313	—	$19,793	$405	$1,233,344
Terry A. Sutter (3) Vice President, Chief Operating Officer	2008	$596,604	$490,875	$490,875	$919,114	—	$22,915	$84,608	$2,604,991
Michael P. Mueller(4) Vice President, Safety Environmental, Technology and Asset Reliability	2008	$363,202	$164,761	$164,761	$387,540	—	$29,384	$10,320	$1,119,968
Robert E. Lewis (5) Vice President, General Counsel and Corporate Secretary	2008	$356,565	$164,250	$164,250	$419,458	—	$17,579	$495	$1,122,597

(1)	Mr. Longhi became President of the Company in June 2005 and Chief Executive Officer of the Company on January 18, 2006. The Company and Gerdau Ameristeel US Inc. entered into an employment agreement, effective as of June 1, 2005, with Mr. Longhi to serve as President and Chief Executive Officer of the Company and Gerdau Ameristeel US Inc. In addition, Gerdau S.A. entered into an independent services agreement (the “Gerdau S.A. Agreement”), effective as of June 1, 2005, with respect to Mr. Longhi’s service as Vice President of Gerdau S.A. and as a member of the Executive Committee of Gerdau S.A. Under the terms of the Gerdau S.A. Agreement, Mr. Longhi was also entitled to an annual base salary, which was subject to adjustment, plus an annual bonus in 2006 and 2007. Effective January 1, 2008, the Gerdau S.A. Agreement was amended so that he no longer receives a salary or annual bonus from Gerdau S.A. As part of the Gerdau S.A. Agreement, Mr. Longhi is also entitled to participate in a long-term incentive plan pursuant to which he will be awarded American Depository Receipts of Gerdau S.A.

(2)	Ms. Smith has been Vice President, Finance, Chief Financial Officer and Assistant Secretary of Gerdau Ameristeel since August 1, 2007. Prior to that she served as Assistant Vice President, Treasurer and Director, Finance and Planning of the Company from August 1, 2006 through July 31, 2007.

(3)	Mr. Sutter became Vice President, Chief Operating Officer on June 11, 2007.

(4)	Mr. Mueller became Vice President, Safety, Environmental, Technology and Asset Reliability in October 2008. Previously he was appointed Vice President, Steel Mill Operations effective January 2006, Vice-President, Southern Mill Operations effective October 1, 2003 and Vice President of Steel Operations effective October 23, 2002.

(5)	Mr. Lewis became Vice President, General Counsel and Corporate Secretary on January 31, 2005.

(6)	Mr. Longhi’s share-based award represents the value of 174,952 base shares and 41,270 dividend shares deposited into a rabbi trust pursuant to his Employment Agreement with the Company and Gerdau Ameristeel US Inc. based on the closing price of the Company’s common shares on December 31, 2008 on the New York Stock Exchange (“NYSE”) of $6.06. See “Materials Terms and Conditions of Employment Agreements” for details on Mr. Longhi’s long-term incentive arrangements. The total long term incentive amount for the remaining NEOs were awarded under the Company’s long term incentive plan based upon pre-established long-term incentive targets. Half of the grant value is converted into phantom shares using the fair market value of the Company’s common stock on the NYSE on the date of grant and the other half of the grant value is converted into stock options using the black-scholes value based on the fair market value of the Company’s common stock on the NYSE on the date of grant. Phantom shares receive dividends in the form of additional or partial phantom shares.

(7)	All NEOs participate in the Company’s annual short term incentive plan (strategic value-added or “SVA” plan). The SVA plan pays out based on pre-established participation levels, Company ROCE results, and individual performance targets. The award is calculated based upon 60% Company financial results and 40% individual performance targets.

(8)	Amounts include the compensatory change in the Company’s qualified pension plan and Company contributions to the Company’s qualified deferred compensation plan. Additionally, Mr. Longhi has a supplemental employee retirement plan. Compensatory changes to this plan are included and further discussed in the Defined Contributions Plan table.

(9)	Amounts include term life premiums paid by the Company. In addition to term life, Mr. Sutter received $[80,537] (after gross-up) for commuter living expenses, which include airfare, ground transportation and apartment living.

(10)	Total compensation includes the total of amounts in the previous columns.
MATERIAL TERMS AND CONDITIONS OF EMPLOYMENT AGREEMENTS
          There are currently no employment or severance agreements with any of the NEOs other than Mario Longhi, the Company’s President and Chief Executive Officer, and Terry A. Sutter, the Company’s Chief Operating Officer.
          The Company and Gerdau Ameristeel US Inc., a wholly-owned subsidiary of the Company, entered into an employment agreement, effective as of June 1, 2005, with Mr. Longhi to serve as President and Chief Executive Officer of the Company and Gerdau Ameristeel US Inc. Under the terms of his employment agreement, Mr. Longhi is entitled to an annual base salary, which is subject to an annual adjustment, effective as of the date of the change, as part of the Human Resource Committee’s annual review process, plus an annual bonus pursuant to the SVA Plan, except that Mr. Longhi was entitled to receive a minimum annual bonus of $300,000 in 2006 and 2007. Mr. Longhi received a one-time signing bonus of $3,000,000 in 2005. Mr. Longhi’s annual base salary in 2008 was $1,165,000. Gerdau S.A. entered into an independent services agreement (the “Gerdau S.A. Agreement”), effective as of June 1, 2005, with respect to Mr. Longhi’s service as Vice President of Gerdau S.A. and as a member of the Executive Committee of Gerdau S.A. Under the terms of this agreement, Mr. Longhi was entitled to an annual base salary plus bonus. As part of the Gerdau S.A. Agreement, Mr. Longhi was also entitled to participate in a long-term incentive plan pursuant to which he has been awarded American Depository Receipts of Gerdau S.A. Effective January 1, 2008, certain amendments were made to Mr. Longhi’s employment with the Company and the Gerdau S.A. Agreement. Pursuant to these amendments Mr. Longhi no longer receives a salary or an annual bonus from Gerdau S.A., and Gerdau S.A. is no longer obligated to contribute to Mr. Longhi’s supplemental pension.
          As part of his employment agreement, Mr. Longhi is entitled to participate in a long-term incentive arrangement, which excludes him from participating in any other long-term incentive plans of the Company, including the LTIP, unless his participation is expressly approved by the Board. Mr. Longhi’s long-term incentive arrangement is designed to achieve several purposes. Like the LTIP, Mr. Longhi’s arrangement is designed to align his interests with the interests of the Company’s shareholders and to tie a significant portion of his total compensation to the long-term performance of the Company. His arrangement is also designed to motivate Mr. Longhi to remain as Chief Executive Officer for the next several years. This continuity at the highest levels of management is expected to allow the Company to focus on long-term strategies for maximizing shareholder value. The long-term incentive arrangement provides that the Company will deliver 1,749,526 Common Shares as long as Mr. Longhi is Chief Executive Officer of Gerdau Ameristeel US Inc. on June 1, 2015. In addition, Mr. Longhi is entitled to an amount of Common Shares equal to the amount of cash dividends payable on such Common Shares, plus an amount in cash equal to the amount by which $25 million exceeds, on June 1, 2015, the value of the 1,749,526 Common Shares, the amount of cash dividends payable on such Common Shares, plus the value of certain shares of Gerdau S.A. stock or American Depository Receipts of Gerdau S.A. awarded pursuant to Mr. Longhi’s separate independent services agreement with Gerdau S.A. Agreement, dated as of June 1, 2005, as long as Mr. Longhi is Chief Executive Officer of Gerdau Ameristeel US Inc. on June 1, 2015.
          In order to secure the Company’s obligations to deliver such Common Shares, the Company will deposit in trust such Common Shares over a period beginning at the end of the first year following the commencement of his start date and ending 10 years thereafter or such earlier date if Mr. Longhi is separated from service in certain circumstances. As at June 2008, a total of 524,862 Common Shares were in trust pursuant to this arrangement, as well as 165,673 Common Shares issued in lieu of cash dividends. Once each calendar year, Mr. Longhi will have the right to demand that the Company make a deposit of cash in the trust, if, at the time of such demand, the fair market value of such Common Shares previously deposited is less than 80% of the cash amount that would be owed to Mr. Longhi if he voluntarily terminated his employment relationship. Each year on June 1, if the value of such Common Shares and the cash in the trust is greater than 120% of the cash amount that would be owed to Mr. Longhi if he voluntarily terminated his employment relationship, the Company may remove cash from the trust. In the event that Mr. Longhi has a separation from service prior to June 1, 2015, due to termination without cause, termination by Mr. Longhi for any reason or termination for death or disability, he will, in each instance, be entitled to a calculated portion of his long-term incentive.
          Mr. Longhi is also eligible to participate in the Retirement Plan and Savings Plan, and is entitled to supplemental pension payments pursuant to a SERP. His supplemental pension payments will be: (i) in the event of separation from service as a result of retirement or if prior to retirement, due to involuntary termination not for cause, the amount by which his maximum pension payment exceeds his annual payments received under any pension plans; (ii) in the event of separation from service prior to retirement due to voluntary termination, a percentage of the amount by which his maximum pension payment, subject to certain adjustments, exceeds his annual payments received under any pension plans; and (iii) in the event of a separation from service prior to reaching the age of retirement due to a disability, a percentage of the amount by which his maximum pension payment exceeds the total amount of any disability payments received and any payments received under any pension plans.
          Either Mr. Longhi or Gerdau Ameristeel US Inc. may terminate the employment relationship for any reason, with or without cause, with 90 days advance written notice to the other. Upon termination without cause or death or disability, Mr. Longhi will receive a pro-rated payment of any bonus earned for the year in which he is terminated, plus the long-term incentive and supplemental pension benefits. In the event that Mr. Longhi is terminated with cause or he resigns or otherwise voluntarily terminates the employment relationship, he will be entitled to a pro-rated payment of any bonus.
          For a period of one year following termination of his employment, Mr. Longhi will not directly or indirectly solicit any employee of the Company or Gerdau S.A. or any of their subsidiaries or have any business connection with a business that competes with the Company or Gerdau S.A. or any of their subsidiaries.
          Mr. Sutter was appointed Vice President Chief Operating Officer of the Company in July, 2007. In addition to participating in the Company’s executive compensation plans, in connection with Mr. Sutter’s employment, the Company and Mr. Sutter entered into a letter agreement pursuant to which the Company (a) granted Mr. Sutter an award of 200,000 SARs at a price of $15.32 that vest 25% per year and (b) agreed to pay Mr. Sutter a severance payment equal to two years of base pay if Mr. Sutter’s employment is terminated by the company other than for cause (as defined).
INCENTIVE PLAN AWARDS
          The table below details all outstanding share-based awards and option-based awards outstanding at the end of 2008 for each NEO.

	Option-based Awards				Share-based Awards
	Number of				Number of
	securities			Value of	shares or units of	Market or payout value
	underlying	Option	Option	unexercised in-	shares that have	of share-based awards
	unexercised	exercise	expiration	the-money	not vested	that have not vested
Name	options(3)	price(4)	date(5)	options	(#)(6)	($)(7)
Mario Longhi(1)					690,535	$4,184,642
Barbara R. Smith	17,515	$15.86	3/01/18	$0.00	9,086	$55,063
	8,184	$10.90	3/01/17	$0.00
Terry A. Sutter(2)	36,377	$15.86	3/01/18	$0.00	13,918	$84,341
	200,000	$15.32	6/11/17	$0.00
Michael P. Mueller	26,316	$15.86	3/01/18	$0.00	55,382	$335,614
	37,336	$10.90	3/01/17	$0.00
	13,760	$9.50	3/20/16	$0.00

	Option-based Awards				Share-based Awards
	Number of				Number of
	securities			Value of	shares or units of	Market or payout value
	underlying	Option	Option	unexercised in-	shares that have	of share-based awards
	unexercised	exercise	expiration	the-money	not vested	that have not vested
Name	options(3)	price(4)	date(5)	options	(#)(6)	($)(7)
Robert E. Lewis	24,257	$15.86	3/01/18	$0.00	22,632	$137,147
	31,815	$10.90	3/01/17	$0.00
	14,923	$9.50	3/20/16	$0.00

(1)	Pursuant to Mr. Longhi’s Employment Agreement, 1,749,526 common shares of Gerdau Ameristeel will be deposited into his rabbi trust (plus dividend shares) by June 1, 2015. On December 31, 2008 Mr. Longhi had a total of 690,535 issued shares in the rabbi trust (consisting of 524,862 base shares and 165,673 dividend shares). On the final payment date, if the total value of the shares are less than $25,000,000 then Mr. Longhi will receive a cash payment equal to the amount by which $25,000,000 exceeds the value of the total shares as well as the value of certain ADR’s deposited by Gerdau S.A. Mr. Longhi’s long term incentive award is described in more detail in “Material Terms and Conditions of Employment Agreements”.

(2)	Mr. Sutter was granted a one time award of 200,000 stock appreciation rights (SARs) on his date of employment, June 11, 2007.

(3)	All option-based awards are non-qualified stock options except for the 2007 stock appreciation rights awarded to Mr. Sutter as part of his employment offer.

(4)	All stock options and SARs are granted at the fair market value (closing price) of the Company’s common stock on the NYSE on the date of grant.

(5)	All stock options and SARs vest ratably over four years from the grant date and have expiration dates of 10 years from the grant date.

(6)	For all NEOs other than Mr. Longhi, all shares outstanding at the end of the most recently completed financial year are in the form of Phantom Common Shares, and includes dividends accumulating on Phantom Common Shares granted in previous years that have not yet vested. Phantom Common Shares vest ratably over four years and are converted to cash at vesting. Mr. Mueller was awarded 103,080 phantom Common Shares under the Company’s 2004 Long-Term Incentive Stakeholder Plan (the “Stakeholder Plan”) on March 1, 2005. The award vests in equal installments on each of the four anniversary dates after the grant. No other NEO participates in the Stakeholder Plan and no awards are expected to be granted under the Stakeholder Plan in the future.

(7)	The closing price on the NYSE on December 31, 2008 was $6.06.
          The table below details the value of all incentive plan awards vested or earned during 2008.

			Non-equity incentive plan
	Option-based awards - Value	Share-based awards - Value	compensation - Value earned
	vested during the year	vested during the year	during the year
Name	($)(1)	($) (2)	($) (3)
Mario Longhi	—	—	$2,041,080
Barbara R. Smith	$8,368	$11,535	$509,313
Terry A. Sutter	$134,000	$0	$919,114
Michael P. Mueller	$75,510	$515,814	$387,540
Robert E. Lewis	$62,894	$72,285	$419,458

(1)	This amount reflects the value that would have been realized in 2008 if any options that vested in 2008 had been exercised as of the vesting date. For further information regarding Mr. Longhi’s long-term incentive program see “Material Terms and Conditions of Employment Agreements.”

(2)	This amount reflects the amount paid during 2008 with respect to share-based awards that vested in 2008. Share-based awards consist of phantom Common Shares for NEOs other than Mr. Longhi. These awards vest ratably over four years and are paid in cash at the time of vesting. Mr. Mueller was awarded 103,080 phantom Common Shares under the Company’s Stakeholder Plan on March 1, 2005. The award vests in equal installments on each of the four anniversary dates after the grant. No other NEO participates in the Stakeholder Plan and no awards are expected to be granted under the Stakeholder Plan in the future.

(3)	The amounts shown are amounts earned pursuant to the SVA plan with respect to 2008 performance and paid on March 6, 2009. See “Compensation Discussion and Analysis — Annual Incentives — Strategic Value Added Plan” for more information about this plan.
PENSION PLAN BENEFITS
          The table below provides information on all pension plans that provide for payments or benefits at, following, or in connection with retirement, excluding defined contribution plans.

		Annual benefits payable
	Number of	($)		Accrued			Accrued
	years credited	At year-	At age	obligation at	Compensatory	Non-compensatory	obligation at
Name(1)	service	end(2)	65(3)	start of year	change (4)	change(5)	year end
Mario Longhi (SERP) (6)	3.58	$224,661	$715,498	$1,141,775	$1,033,104	$165,957	$2,340,836
Mario Longhi (Qualified)	3.58	$10,273	$40,138	$37,235	$16,895	$11,895	$66,026
Barbara R. Smith	2.42	$6,978	$51,736	$16,696	$15,146	$4,435	$36,277
Terry A. Sutter	1.50	$4,411	$45,089	$0	$22,915	$349	$23,264
Michael P. Mueller	7.67	$22,010	$31,341	$152,494	$24,715	$26,526	$203,735
Robert E. Lewis	3.92	$10,955	$58,268	$32,475	$12,921	$13,512	$58,909

(1)	All NEOs participate in the Gerdau Ameristeel US Retirement Plan. Credited service is based on service with the Company since date of hire.

(2)	Annual benefits shown for the NEOs (only with respect to the “Qualified” line item for Mr. Longhi) are based on credited service at December 31, 2008 and final average pay as of December 31, 2008. The NEOs must have five years of vesting service or be age 65 to be eligible for a benefit under the plan. These benefits are payable at Normal Retirement Date (i.e. age 65). Pay and wage base are not projected into the future.

(3)	Annual benefits shown for the NEOs (only with respect to the “Qualified” line item for Mr. Longhi) are based on credited service at age 65 and final average pay as of December 31, 2008. The NEOs must have five years of vesting service or be age 65 to be eligible for a benefit under the plan. These benefits are payable at Normal Retirement Date (i.e. age 65). Pay and wage base are not projected into the future.

(4)	The amounts shown in this column include changes in the accrued obligation due to additional service, pay increases and plan changes during the year. The Company’s valuation methods and significant assumptions in quantifying the accrued obligation are described in Note 11 of our 2008 comparative consolidated financial statements.

(5)	The amounts shown in this column include changes in the accrued obligation during the year due to changes other than those described in footnote (4) above, such as assumption changes and changes in liabilities due to the passage of time.

(6)	In addition to the qualified benefit, Mr. Longhi also has a SERP benefit shown under the annual benefits payable column with respect to the SERP line item. The benefits shown are payable as of age 65.
          The NEOs are eligible to participate in the Retirement Plan, a tax-qualified, non-contributory defined benefit plan. Compensation taken into account (the “Retirement Compensation”) generally includes all salary, annual bonuses and other taxable compensation (excluding long term incentive plans), subject to an annual compensation limit. That limit was $230,000 in 2008 and has been set at $245,000 for 2009. Final Average Compensation is determined by dividing the sum of Retirement Compensation in the highest consecutive 60 months, out of the last 120 full calendar months, by five. The NEOs must have five years of vesting service or be age 65 to be eligible for a benefit under the plan. Normal Retirement benefits can commence on the first of the month coinciding with or next following a participant’s 65th birthday and are calculated using the formula below:

     1% X Final Average Compensation X Credited Service (maximum 40 years)
+     0.5% X Final Average Compensation in excess of Covered Compensation X Credited Service (maximum 35 years)
          A participant who is actively at work may retire early on the first of any month on or after attaining both age 55 and 20 years of Credited Service. An Early Retirement Benefit is calculated using the formula below:

     1% X Final Average Compensation X Credited Service (maximum 40 years) reduced by 2% for each year that the pension commencement precedes the participant’s 65th birthday
+ 0.5% X Final Average Compensation in excess of Covered Compensation X Credited Service (maximum 35 years)reduced by 2% for each of the first five years and 6% for the next five years that the pension commencement precedes the participant’s 65th birthday
     Mr. Longhi is entitled to supplemental pension payments. See “Material Terms and Conditions of Employment Agreements.”
          The following table provides information on all pension plans that provide for payments or benefits at, following or in connection with retirement, excluding defined benefit plans.

	Accumulated Value at				Accumulated value at
	start of year	Compensatory	Non-Compensatory		year end
Name	($) (1)	($) (2)	($)(3)		($) (4)
Mario Longhi	$26,157	$4,715	-$	2,309	$28,563
Barbara R. Smith	$25,410	$4,647	-$	1,184	$28,873
Terry A. Sutter	$0	$0		$0	$0
Michael P. Mueller	$179,437	$4,669	-$	79,989	$104,117
Robert E. Lewis	$58,596	$4,658	-$	9,547	$53,707

(1)	All of the NEOs are eligible to participate in the Gerdau Ameristeel US 401(k) plan subject to United States federal limitations. Accumulated value at start of year represents the value of the account on January 1, 2008.

(2)	The amount shown is the amount that the Company contributed to the NEO’s account in 2008. The Company contribution represents a 50% match up to 4% of contributed earnings. Company contributions vest 20% per year for five years after which all contributions are 100% vested.

(3)	The amount shown in this column includes employee contribution and investment earnings (loss) during 2008.

(4)	Accumulated value at year end represents the value of the participant’s account on December 31, 2008.
          The NEOs are eligible to participate in the Savings Plan, a tax-qualified defined contribution plan. Participants are matched 50% up to 4% of their contributions up to the maximums allowed by law. Participants vest in company matching contributions at 20% per year of service such that a participant is fully vested in matching contributions after five years of service. In 2008, participants were allowed to contribute a maximum of $15,500. Participants who were at least age 50 in 2008 were allowed to contribute an additional $5,000 in “catch up” contributions. Those limits have been set at $16,500 and $5,500 respectively for 2009.
TERMINATION AND CHANGE OF CONTROL BENEFITS
          The following table is a summary of the payments that would be made to each NEO in connection with any termination, resignation, retirement, a change in control of the Company, or in a change in a NEO’s responsibilities pursuant to any contract, agreement, plan or arrangement that provides such payments. Further information about the payments that would be made to Mr. Longhi and Mr. Sutter is found above, under “Material Terms and Conditions of Employment Agreements.”

			Involuntary
			Termination
	Executive Benefits and	Voluntary	(Not for				Change in
	Payments Upon	Termination	Cause)	Death	Disability	Retirement	Control
NEO	Termination	($) (1)	($)	($)	($)	($) (5)	($) (6)
Mario Longhi	Payments upon termination(1)	$3,795,552	$6,962,109	$5,267,432	$5,267,432	—	—
	Pension Payments(2)	$234,934	$655,636	$327,818	$300,498	—	—
Barbara R. Smith	Vesting of Long-term Incentive Plan(3)	—	—	$55,063	$55,063	—	$55,063
Terry A. Sutter	Severance Payment(4)	—	$1,309,000	—	—	—	—
	Vesting of Long-term Incentive Plan(3)	—	—	$84,341	$84,341	—	$84,341
Michael P. Mueller	Vesting of Long-term Incentive Plan(3)	—	—	$335,614	$335,614	—	$335,614
Robert E. Lewis	Vesting of Long-term Incentive Plan(3)	—	—	$137,147	$137,147	—	$137,147

(1)	In the event of a voluntary termination prior to the end of the term, Mr. Longhi’s Employment Agreement requires the Company to pay a cash payment of $8,292,750 pro-rated for full months worked divided by the length of his Employment Agreement in lieu receiving his long term incentive award. If the termination is involuntary the pro-ration will include two additional years of service. For death or disability the calculation includes one additional year of service. For any severance benefit Mr. Longhi must execute a general release of claims and comply with any proprietary information agreement and the terms of the Employment Agreement that survive termination. Mr. Longhi will be bound by non-compete and non-solicitation terms for 12 months after termination of employment for any reason. See “Material Terms and Conditions of Employment Agreements”, above.

(2)	Mr. Longhi’s annual supplemental pension benefit is calculated and paid after deducting any Gerdau Ameristeel US Retirement Plan and Alcoa qualified pension plan benefits. In the above calculations it is assumed that the Alcoa plan benefit is zero. As of December 31, 2008 Mr. Longhi was not qualified for a benefit under the Gerdau Ameristeel US Retirement Plan and was not eligible to retire with the SERP benefit. All amounts are annual benefits commencing at age 62 unless termination is for disability (immediate) or death (spouse age 55).

(3)	Long term incentives vest immediately on termination of employment because of death, disability, or change in control. See “Long Term Incentives”, above.

(4)	Mr. Sutter’s employment letter includes severance in the amount of two years for termination other than for cause. See “Material Terms and Conditions of Employment Agreements”, above.

(5)	None of the NEOs would have received an incremental retirement benefit if they had retired on the last business day of the financial year ended December 31, 2008 because none of them are eligible to retire. See “Pension Plan Benefits”, above, for information about the pension plan benefits the NEOs would have received if they were eligible to retire. In addition, none of the NEOs would have been entitled to a pro-rata vested amount of their long term inventive awards (based on the number of full months worked from the date of grant) because none of them were eligible to retire on the last business day of the financial year ended December 31, 2008. See “Long Term Incentives”, above.

(6)	Change in Control is not treated as a stand-alone event. See Note 3, above.
PERFORMANCE GRAPHS
          TSX Performance Graph
          The chart below compares the yearly percentage change in the Company’s cumulative total shareholder return on the Company’s Common Shares on the Toronto Stock Exchange (“TSX”) (assuming all dividends were reinvested at the market price on the date of payment) against the cumulative total shareholder return of the S&P/TSX Composite Total Return Index for the five years commencing December 31, 2003 and ending December 31, 2008.

	31-Dec-03	31-Dec-04	31-Dec-05	31-Dec-06	31-Dec-07	31-Dec-08
Gerdau Ameristeel (TSX)	$100.00	$172.28	$146.83	$239.24	$333.46	$181.77
S&P/TSX Composite Total Return Index	$100.00	$114.45	$142.08	$166.35	$182.35	$121.75

          NYSE Performance Graph
          The chart below compares the yearly percentage change in the Company’s cumulative total shareholder return on the Company’s Common Shares on the NYSE (assuming all dividends were reinvested at the market price on the date of payment) against the cumulative total shareholder return of the S&P 500 Composite Total Return Index for the period between October 15, 2004 and December 31, 2008.

	15-Oct-04	31-Dec-04	31-Dec-05	31-Dec-06	31-Dec-07	31-Dec-08
Gerdau Ameristeel (NYSE)	$100.00	$141.42	$123.09	$201.11	$329.69	$143.52
S&P 500 Composite Total Return Index	$100.00	$113.11	$122.22	$141.53	$143.69	$88.35

          The trends shown in the foregoing graphs fairly closely correlate with compensation paid to the Company’s executives over the same period. The Company attributes this to the fact that the targeted financial measures used in the Company’s incentive compensation plans affect the price of the Company’s common stock so that as these financial measures have been achieved both the executives’ incentive compensation and the Company’s stock price have increased.
COMPENSATION OF DIRECTORS
          Pursuant to the Company’s Corporate Governance Guidelines, directors of the Company who were not officers of the Company or any of its affiliates (the “non-management directors”) during 2008 were entitled to receive from the Company an annual retainer for participating on the Board and its Committees. In February 2009, the Board of Directors, upon the recommendation of the Corporate Governance Committee, amended the Corporate Governance Guidelines to provide that directors who are officers of affiliates of the Company that are not operating companies will be entitled to receive compensation for service on the Company’s Board of Directors. Accordingly, Messrs. Jorge Gerdau Johannpeter and Frederico Gerdau Johannpeter became eligible to receive compensation for their service as directors during 2009, although they have advised the Board that have declined this compensation until the Company’s business conditions improve. Mr. Casey is paid an annual retainer of $200,000 for his services as Chairman of the Board. Any director who acts as a chairman of a Committee receives an additional annual retainer. Non-management directors (other than Mr. Casey) receive a fee for every meeting they attend, and are reimbursed for their reasonable expenses incurred to attend meetings. The Board of Directors does not have a retirement policy.
          The table below shows the fee schedule for 2008. All fees are in Canadian dollars (except as noted with respect to Mr. Casey). The total fees paid in 2008 are based on:
•	five independent directors on the Board of Directors plus Mr. Casey as Chairman;

•	three independent directors on the Audit Committee and the Human Resources Committee and two independent directors on the Corporate Governance Committee; and

•	attendance at meetings. In 2008, there were 11 Board meetings, nine Audit Committee meetings, five Corporate Governance Committee meetings and six Human Resources Committee meetings.

		Total Fees Paid to
	Amount	the Board of Directors
Type of Fee	(Cdn$)	(Cdn$)
Annual Retainer (1)
Chair	(US$) 200,000	(US$) 200,000
Board member	83,000	351,836
Committee chair	Audit 10,000	25,000
	Others 7,500
Attendance Fees (2)
Board meeting	2,300	104,900
Committee meeting	2,300	118,600

(1)	Effective June 1, 2008, the Board annual retainer was increased to $83,000 and the meeting fees were increased to $2,300.

(2)	Mr. Casey does not receive meeting fees for his attendance at Board meetings.
          Pursuant to the Company’s Equity Plan for Non-Employee Directors (the “Equity Plan”), non-employee directors, other than the Chairman, must take at least 25% of their compensation in deferred share units (“DSUs”) and may elect to take up to 100% of their compensation in DSUs. Mr. Casey does not participate in the Equity Plan. He continues to beneficially own a significant number of Common Shares of the Company (see “Election of Directors”, above). In 2008, all the non-employee directors elected to be paid one half of their compensation in DSUs and one half in cash, except for Mr. Mills who elected to be paid 100% of his compensations in DSUs. A DSU is a bookkeeping entry equivalent to the market value of the Company’s Common Shares, which is credited to an account maintained for each director until retirement from the Board. DSUs are fully vested at the time of the grant. Any dividends paid on the Common Shares from time to time will be paid on DSUs in the form of additional DSUs. These additional payments of DSUs will be made on the date of the payment of the dividend by dividing (i) the amount of the dividends that would have been received by the participant on the number of DSUs held if such DSUs had been Common Shares by (ii) the fair market value of a Common Share at the date the dividend is paid. Upon ceasing to be a director, payments are made on any date specified by the former director, provided that payments must be made prior to the end of the first calendar year commencing after the date on which board membership terminated. The closing stock price on the TSX on the last trading day of the quarter is used to determine the number of DSUs to be issued. At the end of a director’s tenure as a member of the Board, the Company will pay the director a lump sum cash payment, net of any applicable taxes and other amounts required to be withheld, equal to the market value at that date of the Company’s Common Shares represented by the DSUs.
          The following table details all compensation paid or awarded to each director in 2008.

	Fees Earned	Share-based awards	Total
Name	($)(1)	($)(2)	($)
Phillip E Casey	$200,000	$0	$200,000
Rick J. Mills	$0	$57,668	$57,668
J. Spencer Lanthier	$71,292	$79,910	$151,202
Richard McCoy	$54,842	$56,840	$111,682
Joseph J. Heffernan	$74,042	$89,317	$163,359
Arthur Scace	$71,192	$77,755	$148,947

(1)	Amounts shown are fees paid in cash. All amounts shown are in Canadian dollars except amounts paid to Mr. Casey which is in U.S. dollars.

(2)	Amounts shown are fees paid in deferred share units. Share-based awards include the cash value of dividends on outstanding deferred share units. Dividends are reinvested based on the fair-market value at the time of payment.

          Mr. Longhi’s total compensation for 2008 is disclosed above under “Summary Compensation Table”. None of the representatives of Gerdau S.A. on the board of directors received compensation for services rendered to or on behalf of the Company for the most recently completed fiscal year.
PERFORMANCE OF DIRECTORS
          The Board of Directors and each Committee meet regularly and have the full participation of each member. Directors are expected to attend at least 75% of Board and Committee meetings. Members of the Audit Committee are expected to attend every meeting. During 2008, each Board member and each Committee member attended at least 75% of all Board meetings and at least 75% of all Committee meetings. For more information on director attendance, please see item 1(g) of “Statement of Corporate Governance Practices”.
SECURITY-BASED COMPENSATION ARRANGEMENTS
          In 2005, the Company’s shareholders approved the LTIP. See “Report on Executive Compensation — Long-Term Incentives — LTIP”. The equity-based compensation plans formerly of Co-Steel and Ameristeel Corporation, both predecessors of the Company, were previously approved by shareholders. These plans are no longer in force.
          For the equity-based compensation plans formerly of Co-Steel and Ameristeel Corporation and the LTIP, the following table shows, as of March 5, 2009, the number of securities to be issued upon exercise of outstanding options, warrants and rights, the weighted-average exercise price of outstanding options, warrants and rights and the number of securities remaining available for future issuance

			Number of securities
			remaining available for
			future issuance under
			equity compensation
			plans (excluding
	Number of securities to	Weighted-average	securities which may be
	be issued upon exercise	exercise price of	issued in connection with
	of outstanding options,	outstanding options,	outstanding options,
Plan Category	warrants and rights	warrants and rights	warrants and rights)
Equity compensation plans approved by securityholders
Equity Compensation Plans formerly of Co-Steel and Ameristeel Stock-Based Option Plans (1)	444,912	$1.92	0
LTIP	2,861,569	$6.29	2,954,639
Equity compensation plans not approved by securityholders
None	—	—	—
Total	3,306,481	$5.70	2,954,639

(1)	No longer in force.
INDEBTEDNESS
          As of March 6, 2009, the aggregate indebtedness outstanding of all executive officers, directors, employees and former executive officers, directors and employees of the Company and its subsidiaries, in connection with the purchase of securities of the Company and all other indebtedness to the Company (other than “routine indebtedness” under applicable Canadian securities laws), was approximately Cdn$283,030. This indebtedness represents loans to executives pursuant to the Co-Steel Long-Term Incentive Plan (which has been terminated), which are secured by the Common Shares purchased with the loan proceeds.
          No person who is, or at any time during the year ended December 31, 2008 was, a director or executive officer of the Company, is indebted to the Company.
AUDIT COMMITTEE
          The Audit Committee is presently comprised of Messrs. J. Spencer Lanthier (Chair), Rick J. Mills and Arthur Scace.
          All members of the Audit Committee are required to be independent and financially literate and at least one member of the Audit Committee is to be a “financial expert” as such term is defined by the U.S. Securities and Exchange Commission. Each member of the Audit Committee is independent and financially literate within the meaning of applicable law and stock exchange listing requirements. The Board has determined that Mr. Lanthier is an “audit committee financial expert” as defined in the Audit Committee Charter that is available on the Company’s website at www.gerdauameristeel.com.
Relevant Education and Experience
          Each member of the Audit Committee has acquired significant financial experience and exposure to accounting and financial issues. Mr. Lanthier worked as a public company auditor for 28 years, and has served as a director and a member of the audit committee of several public and private companies. Mr. Mills has served as a member of the audit committee of two other public companies. Mr. Scace has served as a director and a member of the audit committee of several public companies.
          Pursuant to the NYSE listing standards, the members of the Audit Committee may not serve on the audit committee of more than two other public companies without prior Board approval. With the Board’s approval, Mr. Lanthier currently serves on the audit committee of more than two other public companies. The Board has determined that such simultaneous service will not impair the ability of Mr. Lanthier to effectively serve the Audit Committee.
Audit Committee Mandate
          The Audit Committee is responsible for assisting the Board in its oversight of:
•	the integrity of the Company’s financial statements and related disclosure;

•	the Company’s compliance with legal and regulatory requirements;

•	the independent auditor’s qualifications, performance and independence;

•	the performance of the Company’s internal audit function;

•	the internal control over financial reporting and disclosure controls of the Company; and

•	any additional matters delegated to the Audit Committee by the Board.
Pre-Approval Policies and Procedures
          The Audit Committee has established a policy of pre-approving all auditing services and non-audit services to be performed for the Company by its external auditors, and the Audit Committee shall not engage the external auditors to perform those specific non-audit services proscribed by law or regulation. The Audit Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services, provided that decisions of such subcommittee to grant pre-approvals shall be presented to the full Committee at its next scheduled meeting.
          On a quarterly basis, the Audit Committee meets separately with the external auditors without management being present and meets separately with management without the external auditors being present.
Audit Committee Charter and Whistle Blower Policy
          The charter of the Audit Committee is available on the Company’s website at www.gerdauameristeel.com. Further information regarding the Company’s Audit Committee can be found in the “Audit Committee” section of the Company’s Annual Information Form (the “AIF”) for the financial year ended December 31, 2008. A copy of the AIF can be obtained by contacting the Company at Attention: Treasurer, P.O. Box 31328, Tampa, FL 33631-3328, (813) 864-4647 or ir@gerdauameristeel.com, or can be found on SEDAR at www.sedar.com.
          The Audit Committee has adopted a whistle blower policy (the “Whistle Blower Policy”) which establishes procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting control or auditing matters, and the confidential, anonymous submission by Company employees of concerns regarding questionable accounting or auditing matters. The Whistle Blower Policy is available on the Company’s website at www.gerdauameristeel.com.
STANDARDS OF BUSINESS CONDUCT
          The Company has adopted a code of ethics entitled the “Code of Ethics and Business Conduct,” which is applicable to all employees, officers and directors of the Company, and a code of ethics entitled the “Code of Ethics Applicable to Senior Executives” which is applicable to all senior management of the Company. The Code of Ethics and Business Conduct and the Code of Ethics Applicable to Senior Executives embody the commitment of the Company and its subsidiaries to conduct business in accordance with the highest ethical standards and applicable laws, rules and regulations. The Code of Ethics and Business Conduct and the Code of Ethics Applicable to Senior Executives are available on the Company’s website at www.gerdauameristeel.com.
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
          The Board of Directors has carefully considered the “Corporate Governance Guidelines” set forth in National Policy 58-201 and those of the NYSE. There are no material differences between the Company’s corporate governance practices and the corporate governance requirements of the NYSE.
          A description of the Company’s corporate governance practices is set out below in response to the requirements of National Instrument 58-101 “Disclosure of Corporate Governance Practices” and in the form set forth in Form 58-101F1 “Corporate Governance Disclosure”. For further information on the Company’s corporate governance practices, please refer to the Corporate Governance Guidelines available on the Company’s website at www.gerdauameristeel.com.

Form 58-101F1			Gerdau Ameristeel
Corporate Governance Disclosure			Governance Practices
1.	Board of Directors

	(a)	Disclose the identity of directors who are independent.	There are six independent directors: Joseph J. Heffernan, J. Spencer Lanthier, Arthur Scace, Richard McCoy, Rick J. Mills and Phillip E. Casey. These directors meet the independence and other qualifications of the Sarbanes-Oxley Act of 2002, the NYSE, the Canadian securities regulatory authorities and all other applicable laws and regulations.

	(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.	The other five current directors are considered related to the business because they are members of management or because of their involvement with Gerdau S.A., the Company’s majority shareholder. The five non-independent directors are Mario Longhi (President and Chief Executive Officer of the Company), Jorge Gerdau Johannpeter (Chairman and former Chief Executive Officer of Gerdau S.A.), Frederico C. Gerdau Johannpeter (Director and former Senior Vice President of Gerdau S.A.’s Executive Committee), André Gerdau Johannpeter (Director and Chief Executive Officer of Gerdau S.A.); and Claudio Gerdau Johannpeter (Director and Chief Operating Officer of Gerdau S.A.).

	(c)	Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the “Board”) does to facilitate its exercise of independent judgment in carrying out its responsibilities.	Six out of eleven are independent directors. Two out of the five non-independent directors are members of the board of directors of Gerdau S.A. only and therefore are not engaged in the day-to-day operations of the Company or its affiliates. Apart from the Chief Executive Officer, none of the non-independent directors is a party to any material ongoing contracts with the Company. More information about each director, including their experience, skill and expertise, is set forth under the heading “Election of Directors”.

	(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	The following directors are presently a director and/or trustee of another reporting issuer: Mr. Casey is a director of Astec Industries, Inc. Mr. Heffernan is a director of Clairvest Group Inc.
Mr. Lanthier is a director of RONA Inc., Torstar Corporation, TSX Group Inc., Biovail Corporation and Zarlink Semiconductor Inc.

Mr. Mills is a director of Rohm and Haas Company and Flowserve, Inc.

Mr. McCoy is a director and/or trustee of Aberdeen Asia-Pacific Income Investment Company Ltd., Ace Aviation Holdings Inc., Jazz Air Income Fund, MDS Inc., Pizza Pizza Royalty Income Fund and Uranium Participation Corporation.

Form 58-101F1	Gerdau Ameristeel
Corporate Governance Disclosure	Governance Practices
Mr. Scace is a director and/or trustee of Garbell Holdings Limited, Sceptre Investment Counsel Limited, WestJet Airlines Ltd. and certain management companies of the Brompton Group.

Mr. André Gerdau Johannpeter is a director of Gerdau S.A., Metalurgica Gerdau S.A. and Acos Villares S.A.

Mr. Jorge Gerdau Johannpeter is a director of Gerdau S.A. and Petrobras S.A., Metalúrgica Gerdau S.A., Indac-Indústria, Adminstração e Comércio S.A., and Seiva S.A. — Florestas e Indústrias.

Mr. Frederico Gerdau Johannpeter is a director of Gerdau S.A. and Metalúrgica Gerdau S.A., Indac-Indústria, Adminstração e Comércio S.A., and Seiva S.A. — Florestas e Indústrias.

Mr. Claudio Johannpeter is a director of Gerdau S.A. and Corporacion Sidenor, Metalurgica Gerdau S.A. and Acos Villares S.A.

(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.	Generally following each regularly scheduled Board meeting, the independent directors meet separately in an executive session. The Chairman of the Human Resources Committee has the responsibility to preside over the independent director executive sessions and is referred to as the presiding director. The independent directors may also meet at such other times as determined by the presiding director or at the request of any independent director. The independent directors held three meetings in 2008 at which non-independent directors and members of management were not in attendance.

(f)	Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.	The Chairman is an independent director.

The Board provides leadership for its independent directors by facilitating separate executive sessions for the independent directors following each regularly scheduled Board meeting. The Chairman of the Human Resources Committee has the responsibility to preside over the independent director executive sessions and is referred to as the presiding director. The independent directors may also meet at such other times as determined by the presiding director or at the request of any independent director. The Chairman will attend the sessions of the independent directors.

Form 58-101F1		Gerdau Ameristeel
Corporate Governance Disclosure		Governance Practices
	(g) Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.	All directors attended all Board meetings, except Messrs. Jorge Gerdau Johannpeter, Andre Gerdau Johannpeter, Frederico Gerdau Johannpeter and Spencer Lanthier who were each absent from one Board meeting, Mr. McCoy who was absent from two Board meetings and one Committee meeting, and Mr. Claudio Johannpeter who was absent from two Board meetings. In 2008, all directors attended at least 75% of all Board and Committee meetings.

2.	Board Mandate

Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.
The Board oversees the management of the Company’s affairs directly and through its Committees. In doing so, the Board acts at all times with a view to the best interests of the Company and its shareholders. The Board’s written mandate is set out below:

“The Board is the ultimate decision-making body of the Company, except in regard to matters reserved to the shareholders by statute or in the articles of incorporation or by-laws of the Company. The primary responsibility of Board members is to act in good faith and to exercise their business judgment in what they reasonably believe to be the best interests of the Company and its shareholders. The Company’s employees and officers conduct the Company’s day-to-day business under the direction of the Chief Executive Officer and with the oversight of the Board.

The Board appoints the senior management team, acts as an advisor and counselor to senior management and monitors performance to assure that the long-term interests of the shareholders are being served. Both the Board and management recognize that the long-term interests of shareholders are advanced by responsibly addressing the concerns of other stakeholders and interested parties including employees, customers, suppliers, creditors, the communities in which it operates and the public at large”.

Please also refer to the Company’s Corporate Governance Guidelines available on the Company’s website at www.gerdauameristeel.com.

Form 58-101F1	Gerdau Ameristeel
Corporate Governance Disclosure	Governance Practices
The Corporate Governance Guidelines describe the functions of the Board, the composition of the Board (including director independence, qualification standards and responsibilities), Board and Committee meetings, the Committees of the Board, director access to management and independent advisors, director compensation, director orientation and continuing education, the appointment, supervision, succession and development of senior management and a performance assessment of the Board and its Committees.

The Board is actively involved in the Company’s strategic planning process. The directors review the Company’s overall business strategy and its annual business plan.

The directors review the principal risks of the Company’s business and ensure that appropriate systems are in place to manage these risks. The principal risks the Company faces in the business and the industry are summarized in the Annual Report for the period ended December 31, 2008 under “Risks and Uncertainties” in Management’s Discussion and Analysis.

The directors have established three Committees of the Board: a Corporate Governance Committee, an Audit Committee and a Human Resources Committee. The directors and each of the Committees on which they serve are set forth in the table under the heading “Election of Directors”. Each of these Committees is comprised of independent directors and meets regularly. Each Committee is chaired by a person who is not the Chairman of the Board or the chairman of another committee. The charters for each of the Committees are available on the Company’s website at www.gerdauameristeel.com.

The Human Resources Committee considers policies and principles for the selection and retention of senior management and succession planning for senior management.

The Audit Committee is responsible for assisting the Board in its oversight of internal control over financial reporting and disclosure controls of the Company. For more information, please see item 10 “Audit Committee”.

The Corporate Governance Committee develops the Company’s approach to corporate governance and recommends to the Board corporate governance principles to be followed by the Company.

Form 58-101F1			Gerdau Ameristeel
Corporate Governance Disclosure			Governance Practices
The Company endeavors to keep its shareholders informed of its progress through a comprehensive annual report, quarterly interim reports and periodic press releases. It also maintains a website that provides summary information about the Company and ready access to its published reports, press releases and regulatory filings. Directors and management meet with the Company’s shareholders at the annual meeting and are available to respond to questions at that time.

Shareholders may send communications to the Company’s independent directors by writing to:

The Presiding Director of the Independent Directors
c/o Robert E. Lewis
Vice President, General Counsel and Corporate Secretary
Gerdau Ameristeel Corporation
P.O. Box 31328
Tampa, Florida
33631-3328

The Board maintains the Company’s corporate integrity by ensuring that the Chief Executive Officer and the senior management create a culture of integrity throughout the organization.

3.	Position Descriptions

	(a)	Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.	The Corporate Governance Guidelines adopted by the Board describe the role of the Board and management. They provide that the directors will act in good faith and will exercise their business judgment in what they reasonably believe to be the best interests of the Company and its shareholders. The Board appoints the senior management team, acts as an advisor and counselor to senior management and monitors performance to ensure that the long-term interest of the shareholders is being served. The Board has not developed written position descriptions for the Chairman of the Board and the chairman of each Board Committee. The roles and responsibilities of each such position are delineated by the Board in accordance with applicable historic and customary duties.

	(b)	Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.	The Human Resources Committee reviews and approves the corporate goals and objectives that are relevant to the Chief Executive Officer’s compensation, however a written position description has not been developed for the Chief Executive Officer. The Chief Executive Officer’s role and responsibilities are delineated by the Board in accordance with applicable historic and customary duties.

Form 58-101F1			Gerdau Ameristeel
Corporate Governance Disclosure			Governance Practices
4.	Orientation and Continuing Education

	(a) (i) (ii)	Briefly describe what measures the Board takes to orient new directors regarding the role of the Board, its committees and its directors, and the nature and operation of the issuer’s business.	The Corporate Governance Committee maintains an orientation and education program for new directors to familiarize them with the Company and their responsibilities and duties as directors. All directors who are not related to Gerdau S.A. also receive a proper orientation to Gerdau S.A. The directors are provided with adequate information regarding the Company and its affairs on an on-going basis.

	(b)	Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.	Reports and other documentation relating to the Company’s business and affairs are provided to new directors. A Corporate Governance Manual, including a copy of all key corporate governance documents, including the Company’s Corporate Governance Guidelines, the charter for each committee of the Board, the Company’s Code of Ethics and Business Conduct, the Company’s Code of Ethics Applicable to Senior Executives and the Company’s Whistle Blower Policy, is provided for use by both new and current directors.

Each year, Board members tour at least one of the Company’s steel mill facilities, and are invited to attend one or more operational and planning meetings of management, to gain additional insight into the Company’s business and operations.

5.	Ethical Business Conduct

	(a)	Disclose whether or not the Board has adopted a written code for the directors, officers and employees. If the Board has adopted a written code:	The Board has adopted a written Code of Ethics and Business Conduct for directors, officers and employees. The Board has also adopted a Code of Ethics Applicable to Senior Executives.
	(i)	disclose how a person or company may obtain a copy of the code;	Copies of these Codes are available on the Company’s website at www.gerdauameristeel.com.
	(ii)	describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and	Directors, officers and employees must periodically certify in writing that their conduct has been in full compliance with the Code of Ethics and Business Conduct. The Company has implemented a complaint procedure which allows employees to report (anonymously, if they wish) any conduct that does not comply with these Codes. Directors and officers should report violations to the Company’s General Counsel or the chairman of the Audit Committee.

	(iii)	provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.	The Company has not filed any material change report during the financial year ended December 31, 2008 that pertains to any conduct of a director or officer that constitutes a departure from the Codes. No waivers from the Codes have been sought or granted.

Form 58-101F1			Gerdau Ameristeel
Corporate Governance Disclosure			Governance Practices
	(b)	Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.	In the event any transactions or agreements occur in respect of which a director or officer has a material interest, such material interest is disclosed to the Board in the course of approving the transaction or agreement and the director or officer thereby provides full disclosure to the Chairman of the Audit Committee of such material interest. In the event a director has a material interest in any transaction or agreement, such director will abstain from voting in that regard.

	(c)	Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.	Through the above-noted methods, the Board encourages and promotes a culture of ethical business conduct.

6.	Nomination of Directors

(a)	Describe the process by which the Board identifies new candidates for Board nomination.	The Corporate Governance Committee is responsible for identifying and proposing new nominees for the Board in a manner that is responsive to the Company’s needs and the interests of its shareholders.

The Corporate Governance Committee may retain outside advisors to conduct searches for appropriate nominees.

	(b)	Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.	The Corporate Governance Committee performs the functions of a nominating committee. The Corporate Governance Committee is composed of two members and both of them are independent.

	(c)	If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	The Corporate Governance Committee examines the size of the Board and recommends a Board size that facilitates effective decision making. The Board is currently comprised of eleven individuals.

The Corporate Governance Committee also develops and recommends to the Board a set of corporate governance guidelines and oversees the evaluation of the Board.

A copy of the charter of the Corporate Governance Committee, outlining the nomination process, is available on the Company’s website at www.gerdauameristeel.com.

Form 58-101F1			Gerdau Ameristeel
Corporate Governance Disclosure			Governance Practices
7.	Compensation

	(a)	Describe the process by which the Board determines the compensation for the issuer’s directors and officers.	The Corporate Governance Committee is charged with reviewing relevant data to assess the Company’s competitive position for the components of director compensation and determining the appropriate total compensation package in order to attract quality directors to serve on the Board. The Committee formulates a recommendation to the Board and the final decision is made by the Board. The compensation of the directors is summarized beginning at page 24 of the Management Proxy Circular.

Concerning officers, the Human Resources Committee is responsible for establishing the compensation of all senior executives based on the Chief Executive Officer’s recommendation. The level of compensation for senior executives is to be consistent with the compensation provided for senior executives of companies in local markets of comparable size and type facing similar operating and financial issues.

Concerning the Chief Executive Officer, the Human Resources Committee, in consultation with the Chairman of the Board, reviews and approves the compensation and performance criteria with respect to the Chief Executive Officer.

	(b)	Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If the Board does not have a compensation committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.	The Human Resources Committee is composed entirely of independent directors.

	(c)	If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	A copy of the charter of the Human Resources Committee is available on the Company’s website at www.gerdauameristeel.com.

	(d)	If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.	The Company has retained Hay Group, Inc. to periodically evaluate the Company’s executive officer positions and the appropriate compensation for such positions. The Company uses the data provided by Hay Group, Inc. for similar positions, as well as external market data to determine executive officer compensation. In 2008, the Company retained the Hay Group to evaluate the Board’s compensation and to administer the Company’s employee engagement survey.

Form 58-101F1		Gerdau Ameristeel
Corporate Governance Disclosure		Governance Practices
8.	Other Board Committees

	If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Board has no standing committees other than the Audit Committee, the Human Resources Committee and the Corporate Governance Committee.

9.	Assessments

	Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual directors are performing effectively.	The Corporate Governance Committee reviews on an annual basis the effectiveness of the Board and all Committees of the Board, other than the Corporate Governance Committee. The Corporate Governance Committee will be reviewed by the Chairman of the Board.

10.	Audit Committee

All three of the Audit Committee members are independent, as summarized under the heading “Audit Committee” in the Management Proxy Circular.

On a quarterly basis, the Audit Committee members meet separately with the external auditors (without the presence of management) to discuss and review specific issues, as appropriate.

The Audit Committee is responsible for assisting the Board in its oversight of internal control over financial reporting and disclosure controls of the Company. The Audit Committee oversees management’s design and implementation of an adequate and effective system of internal control over financial reporting, including ensuring adequate internal audit functions and any significant findings and recommendations with respect to such internal controls. The Audit Committee reviews the processes for complying with internal control over financial reporting and certification requirements and for evaluating the adequacy and effectiveness of internal controls. The Audit Committee reviews the annual and interim conclusions of the effectiveness of the Company’s disclosure controls and procedures and internal controls and procedures (including the independent auditor’s attestation that is required to be filed with securities regulators).

The Company engaged Ernst & Young LLP to assist it in documenting and testing the Company’s internal control over financial reporting.

Form 58-101F1		Gerdau Ameristeel
Corporate Governance Disclosure		Governance Practices
The NYSE listing standards require a listed company to maintain an internal audit function. As a foreign private issuer, the Company is not required to have such a function. However, the Company has an internal audit function managed by a Director of Internal Audit. The mandate of the Director of Internal Audit is set out in a charter that has been approved by the Audit Committee.

11.	Outside Advisors

The Corporate Governance Committee has established a system for directors to retain outside advisors. The engagement of an external advisor, the terms of the retainer and the fees paid are approved by the Corporate Governance Committee. The chairman of the Corporate Governance Committee advises the Chief Executive Officer of the Company of any engagement of an external advisor and the terms of the retainer.
INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
          Except as set forth below, to the knowledge of the directors and officers of the Company, during the year ended December 31, 2008, no person or company that beneficially owns, directly or indirectly, or exercises control or direction over, securities of the Company carrying more than 10% of the voting rights attached to any class of outstanding voting securities had a material interest, direct or indirect, in any material transaction or proposed transaction of the Company or its affiliates:

•	From time to time in the normal course of business, the Company and/or certain of its subsidiaries make purchases and sales of steel products and raw materials from or to affiliated parties. For the year ended December 31, 2008, the Company and/or certain of its subsidiaries purchased approximately 134,107 tons of steel products and raw materials from affiliated companies for $94.3 million. For the year ended December 31, 2008, the Company and/or certain of its subsidiaries sold 124,044 tons of steel products to affiliated companies for $101 million. These purchases and sales do not represent a significant percentage of the Company’s total purchases or sales and were on terms which management believes were no less favorable than could be obtained from unaffiliated third parties.
APPOINTMENT OF AUDITORS
          The management representatives designated in the enclosed form of proxy intend to vote FOR the appointment of Deloitte & Touche LLP as the auditors of the Company to hold office until the next annual meeting of shareholders and to authorize the directors to fix the auditors’ remuneration. Deloitte & Touche LLP was first appointed auditor of the Company in 2007.

Audit Fees
          Deloitte & Touche LLP billed the Company for the following fees in the last two fiscal years:

	2007(1)	2008
Fees for Audit Services	$2,006,375	$2,179,700
Audit-Related Fees	$220,000	$362,100
Tax Fees	—	—
All Other Fees	$125,843	—

(1)	In 2007, the Company paid its former auditor PricewaterhouseCoopers LLP $451,490, consisting of approximately $179,850 related to the Company’s 2007 equity offering and 2006 financial statements, $190,618 for tax services, and $24,892 for other work.
          Audit fees include fees for services that would normally be provided by the external auditor in connection with statutory and regulatory filings or engagements, including fees for services necessary to perform an audit or review in accordance with PCAOB standards. This category also includes services that generally only the external auditor reasonably can provide, including comfort letters, statutory audits, attest services, consents and assistance with and review of certain documents filed with securities regulatory authorities.
          Audit-related fees are for assurance and related services that traditionally are performed by the external auditor. More specifically, these services include, among others: employee benefit plan audits, and attest services that are not required by statute or regulation.
          Tax fees are for professional services rendered for tax compliance, assistance with tax audits and inquiries, tax advice and tax planning on certain transactions.
          All other fees are for services other than audit fees, audit-related fees and tax fees described above. These services include French translations of the Company’s financial statements, MD&A and financial information included in our supplemented PREP prospectus in connection with our recent equity offering.
Pre-Approval Policies and Procedures
          All 2007 fees were approved in advance by the Audit Committee.
          Of the fees reported in this Management Proxy Circular for 2008, none of the fees billed by Deloitte & Touche LLP were approved by the Audit Committee of the Board of Directors pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
ADDITIONAL INFORMATION
          Financial information for the financial year ended December 31, 2008, is provided in the Company’s audited comparative consolidated financial statements and MD&A which are included in the Annual Report. Shareholders who wish to receive a copy of the annual and interim financial statements and MD&A should complete the enclosed request for financial statements card. Shareholders may also contact the Company at Attention: Treasurer, P.O. Box 31328, Tampa, FL 33631-3328 (813) 864-4647 or ir@gerdauameristeel.com to be added to the mailing list for the annual and interim financial statements and MD&A.
          Copies of the Company’s current Annual Information Form (“AIF”), together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the current AIF; the Company’s most recently filed comparative annual financial statements, together with the accompanying report of the auditors, and any interim financial statements of the Company that have been filed for any period after the end of the

Company’s most recently completed financial year; and this Management Proxy Circular are available to anyone, upon request, from the Secretary of the Company, and without charge to shareholders of the Company.
          The Annual Report (including the financial statements and MD&A), the AIF and other information relating to the Company are available on SEDAR at www.sedar.com or EDGAR at www.sec.gov/edgar/shtml.
DIRECTORS’ APPROVAL
          The contents of this Management Proxy Circular and its sending to shareholders of the Company have been approved by the directors of the Company.
By Order of the Board of Directors

ROBERT E. LEWIS
Vice President, General Counsel and Corporate Secretary
Tampa, Florida
March 30, 2009